Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
[redacted]

06015024

File No. 82-3764

OSLER

RECEIVED
2006 JUL 10 P 4:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Montréal
Toronto
Ottawa
Calgary
New York

July 7, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since June 6, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier*(with encls.)*

dlw 7/11

MONTREAL:728124.1

File No. 82-3764

OSLER

<u>SCHEDULE A</u>
July 7, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

<u>Note</u>: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Receipt dated February 13, 2006 of the Preliminary Shelf Prospectus dated February 9, 2006	June 28, 2006	4.5
2.	Receipt dated June 8, 2006 for the Final Prospectus dated June 8, 2006	June 13, 2006	4.5
3.	Press Release dated June 8, 2006 announcing the filing of a Final Prospectus by NBC Capital Trust	June 8, 2006	4.5
4.	MRRS Decision Document (Final) dated June 8, 2006 acknowledging Receipt for the Final Long Form Prospectus of NBC Capital Trust dated June 8, 2006	June 8, 2006	4.5
5.	Consent Letter dated June 8, 2006 of the Auditors	June 8, 2006	4.5
6.	Consent Letter dated June 8, 2006 of Issuer's Legal Counsel	June 8, 2006	4.5
7.	Consent Letter Dated June 8, 2006 of Underwriters' Legal Counsel	June 8, 2006	4.5
8.	Cover Letter dated June 8, 2006 for the filing of the Final Long Form Prospectus of NBC Capital Trust dated June 8, 2006	June 8, 2006	4.5

OSLER

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
9.	Final Long Form Prospectus of NBC Capital Trust dated June 8, 2006	June 8, 2006	4.5
10.	Underwriting Agreement dated June 7, 2006	June 8, 2006	4.5

File No. 82-3764

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of Canada

RECEIVED
2006 JUL 10 P 4: 59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Receipt for a Preliminary Shelf Prospectus dated **February 9th, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **13th** day of **February, 2006**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**888397**

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of Canada

Receipt for (Final) Prospectus dated **June 8, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **8th** day of **June, 2006**.

RECEIVED
2006 JUL 10 P 4:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**942816**

NATIONAL BANK OF CANADA

Press Release

For immediate release

NATIONAL BANK OF CANADA ANNOUNCES A $225 MILLION ISSUE OF INNOVATIVE TIER 1 CAPITAL

Montréal, June 8, 2006 – National Bank of Canada ("National Bank") announced today that NBC Capital Trust has filed a final prospectus with the securities commissions of all provinces of Canada with respect to a $225 million offering of Trust Capital Securities - Series 1 ("NBC CapS - Series 1"). These securities will carry a fixed annual yield of 5.329%, payable semi-annually on a non-cumulative basis until June 30, 2016 and, thereafter, will carry a yield determined on the basis of the bankers' acceptance rate plus 1.50%. The offering is expected to close on June 15, 2006.

Subject to receipt of final approval from the regulatory authorities, the NBC CapS - Series 1 will constitute Tier 1 capital of National Bank. This source of financing will also allow National Bank to optimize its capital structure. The NBC CapS - Series 1 will be offered by a syndicate of underwriters composed of National Bank Financial Inc., acting as lead underwriter, and CIBC World Markets Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., J.P. Morgan Securities Canada Inc. and Laurentian Bank Securities Inc.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $110 billion in assets and, together with its subsidiaries, employs 16,955 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Senior Director – Public Relations
National Bank of Canada
Tel.: (514) 394-8644

RECEIVED
2006 JUL 10 P 4:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Public Relations Department
National Bank of Canada
600 De La Gauchetière Street West
10th Floor
Montréal (Québec) H3B 4L2

RECEIVED
2006 JUL 10 P 4:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated June 8, 2006

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a final long form prospectus dated June 8, 2006.

Dated at Montreal, June 8, 2006

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 94818 and 942816

National Bank of Canada

12g3-2(b) Submission

English summary of the decision of the Autorité des marchés financiers dated April 6, 2006

DECISION NO.: 2006-MC-1592

SEDAR PROJECT NO.: 94818 AND 94816

FILE NO.: 25745 AND 2026

RECEIPT FOR FINAL LONG FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to the May 19, 2006 request;

Pursuant to articles 11, 14 and 19 of the *Securities Act* (Québec), L.R.Q., c. V-11;

Pursuant to Rule Q-28 respecting general prospectus requirements;

Pursuant the delegation of authority of Section 24 of the *Act respecting the Autorité des marchés financiers* (Québec), L.R.Q., c.A-33.2.

Consequently, the Autorité des marchés financiers grants:

> a receipt for the Prospectus of BNC Capital Trust and National Bank of Canada dated June 8, 2006 with respect to the offering of 225,000 fiduciary capital titles - Series 1 ("NBC Caps® - Series 1") at a price of $1,000 each as well as the distribution of preferred permanently first ranking shares bearing non cumulative dividends Series 17 and the preferred permanently first ranking shares bearing non cumulative dividends Series 18 of the Bank issuable in exchange of NBC Caps® - Series 1, according to the exchange provisions.

The receipt is valid as of June 8, 2006.

[signed]

File No. 82-3764

Deloitte.

RECEIVED
2006 JUL 10 P 4:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7083
Fax: 514-390-4111
www.deloitte.ca

June 8, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

and

The Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the prospectus of NBC Capital Trust (the "Trust") dated June 8, 2006 relating to the issue and sale of $ 225,000,000 of Trust Capital Securities – Series 1 (the "Prospectus")

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated December 8, 2005 to the shareholders of the Bank on the following consolidated financial statements:

- consolidated balance sheets as at October 31, 2005 and 2004;
- consolidated statements of income, changes in shareholders' equity and cash flows for the years ended October 31, 2005 and 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Avocats • Agents de brevets
et marques de commerce

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault S.E.N.C.R.L., s.r.l., LLP

Bureau 2500
1000, rue de La Gauchetière Ouest
Montréal (Québec) H3B 0A2
CANADA
Telephone : 514 397-4100
Facsimile : 514 875-6246
mccarthy.ca

RECEIVED
2006 JUL 10 P 4:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 8, 2006

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Offering by NBC Capital Trust (the "Trust") of Trust Capital Securities – Series 1

We refer you to the final long form prospectus dated June 8, 2006 (the "Prospectus") of the Trust. In the Prospectus, reference is made to this firm on the face page and under the heading "Experts" and to opinions of this firm under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations". We hereby consent to being named in the Prospectus and to use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations as defined in the *Securities Act* (Ontario) in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed to render these opinions.

Yours very truly,

McCARTHY TÉTRAULT LLP

(signed)

MTL_LAW#1811858 v. 1

File No. 82-3764

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8
416.362.2111 MAIN
416.862.6666 FACSIMILE

RECEIVED
2006 JUL 10 P 4:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OSLER

Toronto
Montréal
Ottawa
Calgary
New York

June 8, 2006

TO: Autorité Des Marchés Financiers, as Principal Regulator

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities under the *Securities Act*, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs and Mesdames:

Offering by NBC Capital Trust (the "Trust") of Trust Capital Securities – Series 1

We refer you to the final long form prospectus dated June 8, 2006 (the "Prospectus") of the Trust. In the Prospectus, reference is made to this firm on the face page and under the heading "Experts" and to opinions of this firm under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations". We hereby consent to being named in the Prospectus and to use of our opinions.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations as defined in the *Securities Act* (Ontario) in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed to render these opinions.

Yours very truly,

Osler, Hoskin & Harcourt LLP

(signed)

Avocats • Agents de brevets et marques de commerce
Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault S.E.N.C.R.L., s.r.l., LLP

Bureau 2500
1000, rue de La Gauchetière Ouest
Montréal (Québec) H3B 0A2
CANADA
Telephone : 514 397-4100
Facsimile : 514 875-6246
mccarthy.ca

RECEIVED
2006 JUL 10 P 4: 40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Frédéric Cotnoir
Direct Line: (514) 397-4407
E-Mail: fcotnoir@mccarthy.ca

June 8, 2006

VIA SEDAR

Autorité des marchés financiers (the "**AMF**"),
as principal regulator under the Mutual Reliance Review System

Re: NBC Capital Trust.
Public Offering of Trust Capital Securities – Series 1
Final Long Form Prospectus dated June 8, 2006

Dear Sirs:

We are legal counsel to National Bank of Canada (the "**Bank**") and NBC Capital Trust (the "**Trust**") and, as such, hereby file on behalf of the Trust its final long form prospectus dated June 8, 2006 (the "**Prospectus**") pursuant to National Policy 43-201 - *Mutual Reliance Review System for Prospectuses* ("**NP 43-201**"). The head office of the Trust and the Bank are located in the Province of Quebec.

You will find attached hereto the following documents:

- English language and French language versions of the Prospectus;
- Blacklined copies of the Prospectus in the English language and the French language;
- Filer's confirmation pursuant to sections 7.4 of NP 43-201;
- Consent letters of the Trust's and the Bank's auditors in the French and English language;
- Consent letters of the Trust's, the Bank's and the Underwriters' counsels;
- An undertaking to file material contracts at closing of the offering; and
- An undertaking to pay applicable fees in British Columbia.
- Underwriting agreement

Please note that, as discussed with Ms. Céline Morin of the AMF, the Trust is not concurrently filing with the prospectus the auditors comfort letter concerning unaudited financial statements incorporated in the prospectus as provided under section 13.3(2) of Instruction Générale Q-28 and OSC Rule 41-501. The interim financial statements incorporated in the Prospectus are those of the Bank and such comfort letter is not longer required for interim financial

statements of the Bank pursuant to National Instrument 44-101. The AMF has been selected as principal regulator under *Regulation 11-101 respecting principal regulator system.*

Should you have any questions with respect to the above, please do not hesitate to contact the undersigned.

Yours truly,

McCarthy Tétrault LLP

(s)Frédéric Cotnoir

Frédéric Cotnoir

Encl.

cc: Dominic Paradis, National Bank of Canada
Daniel Bénay, McCarthy Tétrault LLP
Rick Fullerton, Osler, Hoskin & Harcourt LLP

File No. 82-3764

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. Persons.

PROSPECTUS

Initial Public Offering

June 8, 2006

NBC CAPITAL TRUST

(a trust established under the laws of Ontario)

$225,000,000

225,000 Trust Capital Securities — Series 1

(NBC CapS™ — Series 1)

NBC Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by Natcan Trust Company (the "Trustee") pursuant to a declaration of trust dated as of May 17, 2006, as amended and restated from time to time (the "Declaration of Trust"). The Trust proposes to issue and sell to investors pursuant to this prospectus (the "Offering") transferable trust units called Trust Capital Securities—Series 1, or "NBC CapS — Series 1", each of which represents an undivided beneficial ownership interest in the Trust Assets (as defined herein), principally comprised of one senior deposit note (the "Bank Deposit Note") issued by National Bank of Canada (the "Bank"). The NBC CapS — Series 1 will constitute the first series of the class of Trust Capital Securities (all Trust Capital Securities, including the NBC CapS — Series 1, the "Trust Capital Securities") issued by the Trust. The Trust will also issue securities called Special Trust Securities (the "Special Trust Securities" and, collectively with the Trust Capital Securities, the "Trust Securities") to the Bank. See "Description of the Trust Securities". The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction.

The Trust will distribute its Net Distributable Funds (as defined herein) on the last day of June and December of each year (each, a "Distribution Date"). On each Distribution Date that is a Regular Distribution Date (as defined herein), a holder of Trust Capital Securities will be entitled to receive a non-cumulative fixed cash distribution (an "Indicated Yield"). On each Regular Distribution Date from December 31, 2006 to and including June 30, 2016, the Indicated Yield per NBC CapS — Series 1 will be $26.645, representing an annual yield on 5.329% of the $1,000 initial issue price. The initial Indicated Yield payable on December 31, 2006 in respect of the period from and including June 15, 2006 to but excluding December 31, 2006 will be $28.835 per NBC CapS — Series 1, based on an anticipated closing date of June 15, 2006 (the "Closing Date"). On each Regular Distribution Date following June 30, 2016, the Indicated Yield per NBC CapS — Series 1 will be determined by multiplying $1,000 by one-half of the sum of the Bankers' Acceptance Rate (as defined herein) for the Distribution Period (as defined herein) immediately preceding such Distribution Date plus 1.50%. The Bank Deposit Note will bear interest at a fixed annual rate of 5.329%, payable in equal semi-annual installments in arrears of $26.645 for each $1,000 principal amount of the Bank Deposit Note, on the last day of June and December of each year (each, a "Bank Deposit Note Interest Payment Date") commencing on December 31, 2006 to and including June 30, 2016. The initial interest payment payable on December 31, 2006 on the Bank Deposit Note in respect of the period from the Closing Date to, but excluding, December 31, 2006 will be $28.835 for each $1,000 principal amount of the Bank Deposit Note assuming a Closing Date of June 15, 2006. Following June 30, 2016, the Bank Deposit Note will bear interest at an annual rate equal to the Banker's Acceptance Rate for the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus 1.50%. Each Distribution Date will be either a Regular Distribution Date or a Distribution Diversion Date. A Distribution Date will be a Regular Distribution Date if the Bank has declared Dividends as described under "Description of the Trust Securities—Trust Capital Securities—Indicated Yield". On a Regular Distribution Date, the Trust will pay the Indicated Yield on the NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. A Distribution Date will be a Distribution Diversion Date if the Bank has not declared Dividends (as defined herein) on the basis described in this prospectus. In that case, although the Bank Deposit Note will pay interest to the Trust on the Bank Deposit Note Interest Payment Date, the Trust will not pay the Indicated Yield on the NBC CapS — Series 1; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

Price: $1,000 per NBC CapS - Series 1

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust[(1)]
Per NBC CapS - Series 1	$1,000	$10	$990
Total	$225,000,000	$2,250,000	$222,750,000

Note:

(1) The Offering expenses of the Trust, other than the underwriters' fee, are estimated at $750,000 and will be paid by the Trust from the proceeds of the issue of the Special Trust Securities and funds borrowed under the Credit Facility. See "The Trust — Liquidity".

TM Trademarks of the Bank used under license by the Trust.

On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with the prior approval ("Superintendent Approval") of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), may redeem the outstanding NBC CapS — Series 1, in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to the Early Redemption Price (as defined herein), if the NBC CapS - Series 1 are redeemed prior to June 30, 2016 and the Redemption Price (as defined herein), if the NBC CapS — Series 1 are redeemed on or after June 30, 2016. See "Description of the Trust Securities—Trust Capital Securities—Trust Redemption Right".

Upon the occurrence of a Regulatory Event (as defined herein) or a Tax Event (as defined herein) (each, a "Special Event"), the Trust, at its option, and with Superintendent Approval, may redeem all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016, and the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016. See "Description of the Trust Securities—Trust Capital Securities—Trust Special Event Redemption Right".

Holders of NBC CapS — Series 1 will have the right at any time to exchange (the "Holder Exchange Right") all or part of their NBC CapS — Series 1 for newly issued non-cumulative, perpetual First Preferred Shares, Series 17 of the Bank ("Bank Preferred Shares Series 17"). See "Description of the Trust Securities—Trust Capital Securities—Holder Exchange Right", and "Description of Share Capital of the Bank—Certain Provisions of the Bank Preferred Shares Series 17 and 18".

If a Loss Absorption Event (as defined herein) were to occur, all of the then outstanding NBC CapS — Series 1 will be automatically exchanged (the "Automatic Exchange"), without the consent of the holders, for newly issued non-cumulative, perpetual First Preferred Shares, Series 18 of the Bank ("Bank Preferred Shares Series 18"). See "Description of the Trust Securities—Trust Capital Securities—Automatic Exchange", and "Description of Share Capital of the Bank—Certain Provisions of the Bank Preferred Shares Series 17 and 18".

On and after June 30, 2011, the NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.

An investment in NBC CapS — Series 1 could be replaced in certain circumstances, without the consent of the holder, by an investment in the Bank Preferred Shares Series 18. Investors should therefore carefully consider the disclosure with respect to the Bank included and incorporated by reference in this prospectus. An investment in NBC CapS — Series 1 is subject to certain risks. See "Risk Factors". The Trust is a newly-formed entity and, accordingly, it is not possible to determine earnings coverages with respect to the NBC CapS — Series 1.

It is not expected that NBC CapS – Series 1 will be listed on any stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. Pursuant to the Share Exchange Agreement (as defined herein), the Bank will undertake to list on The Toronto Stock Exchange (the "TSX") any Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 issued upon the exercise of the Holder Exchange Right or the occurrence of an Automatic Exchange, as applicable.

The Trust is expected to be a registered investment for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). So long as the Trust is a registered investment under the Tax Act, NBC CapS — Series 1 will be qualified investments, for Deferred Income Plans (as defined herein). See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the NBC CapS — Series 1 as described under "Plan of Distribution" and subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions

contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust and the Bank by McCarthy Tétrault LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. **National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. Each of the Trust and the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's interest in the Trust and National Bank Financial Inc. See "Plan of Distribution".** This prospectus also qualifies for distribution of the Holder Exchange Right and the Automatic Exchange (collectively, the "Exchange Provisions"), the Subscription Right and the Deposit Note Conversion Right.

Subscriptions for the NBC CapS — Series 1 will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be June 15, 2006 or such later date as the Trust and the Underwriters may agree, but in any event not later than July 20, 2006. The NBC CapS — Series 1 will be issued in "book-entry only" form and, accordingly, physical certificates representing NBC CapS — Series 1 will not be available except in limited circumstances. See "Description of the Trust Securities—Trust Capital Securities—Book-Entry Only Form". Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the NBC CapS — Series 1. For a description of those activities, see "Plan of Distribution".

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS ... 4
ELIGIBILITY FOR INVESTMENT ... 5
DOCUMENTS INCORPORATED BY REFERENCE ... 5
SUMMARY ... 7
THE OFFERING ... 7
THE TRUST ... 12
RISK FACTORS ... 12
THE TRUST ... 13
CAPITALIZATION OF THE TRUST ... 14
NATIONAL BANK OF CANADA ... 15
DESCRIPTION OF THE TRUST SECURITIES ... 16
DESCRIPTION OF SHARE CAPITAL OF THE BANK ... 24
BANK ACT RESTRICTIONS ... 26
DESCRIPTION OF THE BANK DEPOSIT NOTE ... 27
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS ... 28
PLAN OF DISTRIBUTION ... 30
RATINGS ... 31
USE OF PROCEEDS ... 32
LEGAL PROCEEDINGS ... 32
RISK FACTORS ... 32
MATERIAL CONTRACTS ... 33
PRINCIPAL HOLDERS OF SECURITIES ... 33
INTERESTS OF THE BANK AND ITS AFFILIATES IN MATERIAL TRANSACTIONS ... 33
EXPERTS ... 34
TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE ... 34
AUDITORS ... 34
PROMOTER ... 34
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION ... 34
INDEX OF TERMS ... 35
COMPILATION REPORT ... 36
PRO FORMA BALANCE SHEET ... 37
AUDITORS' REPORT ... 39
BALANCE SHEET ... 40
CERTIFICATE OF THE TRUST ... C-1
CERTIFICATE OF NATIONAL BANK OF CANADA ... C-2
CERTIFICATE OF THE UNDERWRITERS ... C-3
AUDITORS' CONSENT ... C-4

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See "Risk Factors". The foregoing list of important factors is not exhaustive. When relying on the Bank's and the Trust's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potentials events. The Bank and the Trust do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank or the Trust unless required by applicable laws.

ELIGIBILITY FOR INVESTMENT

Based on certain factual information provided by the Trust and the Underwriters to counsel, at the time of closing, the Trust will be eligible to qualify as a registered investment for purposes of the Tax Act effective from such time. The Trust has applied for status as a registered investment for purposes of the Tax Act. In the opinion of McCarthy Tétrault LLP, on behalf of the Bank and the Trust, and Osler Hoskin & Harcourt LLP, on behalf of the Underwriters, so long as the Trust is a registered investment under the Tax Act during the calendar year in which the NBC CapS — Series 1 are held or during the immediately preceding calendar year, the NBC CapS — Series 1 will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (each, a "Deferred Income Plan").

THE NBC CAPS — SERIES 1, WHILE EXCHANGEABLE FOR OR INTO THE BANK PREFERRED SHARES SERIES 17 AND THE BANK PREFERRED SHARES SERIES 18, AS THE CASE MAY BE, DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, THE BANK OR NATCAN TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES. THE NBC CAPS—SERIES 1 ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2, telephone (514) 394-6081 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a) the Annual Information Form dated January 18, 2006;

(b) the Audited Consolidated Financial Statements for the fiscal year ended October 31, 2005, which include comparative consolidated financial statements for the fiscal year ended October 31, 2004, together with the Auditors' report thereon and the Management's Discussion and Analysis of the financial conditions and results of operations as contained in the Bank's Annual Report for the year ended October 31, 2005;

(c) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders held on March 8, 2006;

(d) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2006, which includes unaudited interim consolidated financial statements for the quarters ended April 30, 2006 and 2005 (the "2006 Second Quarter Report"); and

(e) the Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2006 Second Quarter Report at pages 4 to 9.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars, any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure document filed by the Bank or the Trust with a securities regulatory authority in Canada, after the date of this prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus is deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding

statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SUMMARY

The following summary information should be read in conjunction with the full text of this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus.

THE OFFERING

Issuer: NBC Capital Trust, an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.

Offering: 225,000 Trust Capital Securities — Series 1, being a series of a class of units of the Trust (each unit, a "NBC CapS — Series 1").

Amount of Offering: $225,000,000

Price: $1,000 per NBC CapS — Series 1.

Ratings: The NBC CapS — Series 1 are provisionally rated "A (low)" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"), "P-2 (High)" Canadian national scale and "BBB+" global scale by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") and "A3" by Moody's Investors Service, Inc. ("Moody's"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

Use of Proceeds: The gross proceeds from the Offering of approximately $225,000,000 will be used by the Trust to acquire the Bank Deposit Note (as defined below) from the Bank. The Bank, in turn, intends to use the proceeds from the issue of the Bank Deposit Note for general corporate purposes. The Bank expects that the proceeds from the sale of the NBC CapS — Series 1 will be included in the Tier 1 Capital of the Bank (assuming the Superintendent approves the inclusion of NBC CapS — Series 1 as Tier 1 Capital of the Bank). See "Use of Proceeds".

Bank Deposit Note: The Bank Deposit Note will bear interest at a fixed annual rate of 5.329%, payable in equal semi-annual installments in arrears of $26.645 per $1,000 principal amount of the Bank Deposit Note on each Bank Deposit Note Interest Payment Date commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus 1.50%. "Bankers' Acceptance Rate" means for any Distribution Period or other period, the average bid rate of interest (expressed as an annual percentage rate) rounded down to the nearest one hundred – thousandth of 1% (with 0.000005% being rounded up) for Canadian Dollar bankers' acceptances with maturities of six months which appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Eastern standard time) on the first Business Day of such period, provided that if such rate does not appear on the Reuters Screen CDOR Page on such day, the Bankers' Acceptance Rate for such period will be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of six months for same day settlement as quoted by such of the Schedule 1 Canadian chartered banks as may quote such a rate as of 10:00 a.m. (Eastern standard time) on the first Business Day of such period. The initial interest payment due on December 31, 2006 will be $28.835 per $1,000 principal amount of the Bank Deposit Note, assuming a Closing Date of June 15, 2006. The Bank Deposit Note will have a maturity date of June 30, 2056. In addition to the Bank Deposit Note, the Trust may acquire other Eligible Investments (as defined herein). See "Description of the Bank Deposit Note". The proceeds from the subscription by the Bank for Special Trust Securities of $1,000,000, pursuant to an agreement between the Bank and the Trust, (the "Subscription Agreement") will be used by the Trust to pay its expenses of the Offering and any excess funds may be used to acquire a deposit note from the Bank (the "Funding Note"). To the extent that there is a funding shortfall, the Trust will borrow the necessary amount from the Bank under the Credit Facility. See "The Trust — Liquidity".

Indicated Yield: Each NBC CapS — Series 1 entitles the holder to receive the Indicated Yield of: (i) $26.645 on each Regular Distribution Date commencing December 31, 2006 to and including June 30, 2016, representing an annual yield of 5.329% and (ii) on each Regular Distribution Date following June 30, 2016, an amount equal to the result obtained by multiplying $1,000 by one-

	half of the sum of the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding such Distribution Date plus 1.50%. The initial Indicated Yield payable on December 31, 2006 will be $28.835 per NBC CapS — Series 1, assuming a Closing Date of June 15, 2006. A Distribution Date will be a "Regular Distribution Date" unless the Bank fails to declare regular dividends on (i) any series of preferred shares of the Bank (collectively, the "Bank Preferred Shares"), or (ii) if no Bank Preferred Shares are then outstanding, Common Shares of the Bank (the "Bank Common Shares") (in each case, "Dividends") in the "Dividend Reference Period" (each such failure being a "Distribution Diversion Event"). The Dividend Reference Period in respect of any Distribution Date is the 90 day period preceding the Distribution Period ending on the day immediately preceding such Distribution Date. The periods commencing on and including the Closing Date to but excluding December 31, 2006 and thereafter from and including each Distribution Date to but excluding the next Distribution Date are referred to as "Distribution Periods". Whether or not the Indicated Yield on the NBC CapS — Series 1 will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day immediately preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Bank will pay interest to the Trust on the Bank Deposit Note Interest Payment Date, the Trust will not pay the Indicated Yield on the NBC CapS — Series 1 on the Distribution Diversion Date; instead, it will distribute the Net Distributable Funds of the Trust, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities. See "Description of the Trust Securities — Trust Capital Securities — Indicated Yield". "Net Distributable Funds" means, at any time, the amount by which the sum of: (i) net income and gains derived by the Trust from the Trust Assets; and (ii) amounts received by the Trust from the Bank that are designated by the Bank as such, in each case that have not previously been distributed to holders of Trust Capital Securities or the holder of the Special Trust Securities. **A holder of NBC CapS — Series 1 will only be entitled to receive the Indicated Yield for a Distribution Period if the Bank has declared Dividends in the corresponding Dividend Reference Period.**
Voting Rights:	The NBC CapS — Series 1 are non-voting except in limited circumstances. See "Description of the Trust Securities — Trust Capital Securities — Voting Rights".
Trust Redemption Right:	On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the outstanding NBC CapS — Series 1 in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to: (i) the greater of: (A) $1,000 per NBC CapS — Series 1, together with any Unpaid Indicated Yield to the date of redemption (the "Redemption Date") stated in the notice (the "Redemption Price"); and (B) the NBC CapS — Series 1 Canada Yield Price (the greater of (A) and (B) being the "Early Redemption Price"), if the NBC CapS — Series 1 are redeemed prior to June 30, 2016; and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016 (the "Trust Redemption Right"). See "Description of the Trust Securities — Trust Capital Securities — Trust Redemption Right". "NBC CapS — Series 1 Canada Yield Price" means a price per NBC CapS — Series 1 calculated to provide an annual yield thereon to June 30, 2016 equal to the Government of Canada Yield plus 0.24%, determined on the Business Day immediately preceding the date on which the Trust has given notice of the redemption of the NBC CapS — Series 1 (whether pursuant to the Trust Redemption Right or the Trust Special Event Redemption Right) or the Business Day immediately preceding the date of the termination of the Trust, as the case may be, plus the Unpaid Indicated Yield. For this purpose, it is assumed that the Indicated Yield will

be paid on each Distribution Date to and including June 30, 2016.

"Government of Canada Yield" means, on any date, the average of the yields determined by any two registered Canadian investment dealers selected by the Bank as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on the date of redemption or termination, as the case may be, with a maturity date of June 30, 2016.

"Business Day" means a day on which the Trustee is open for business in Montréal, Québec other than a Saturday, Sunday or statutory or civic holiday in Montréal, Québec.

"Unpaid Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, an amount per Trust Capital Securities of that series equal to the sum of the Accumulated Unpaid Indicated Yield and the Current Indicated Yield.

"Accumulated Unpaid Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, an amount, if any, per Trust Capital Securities equal to the Indicated Yield payable by the Trust thereon in respect of all previous Regular Distribution Dates remaining unpaid by the Trust.

"Current Indicated Yield" means in respect of each outstanding series of Trust Capital Securities, at any time, in respect of the current Distribution Period, an amount per Trust Capital Securities of that series equal to the Indicated Yield pro-rated for the number of days elapsed from and including the first day of the Distribution Period to but excluding the Redemption Date, provided that there has not been a Distribution Diversion Event with respect to such Distribution Period.

Trust Special Event Redemption Right: Upon the occurrence of a Special Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to: (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016; and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016 (the "Trust Special Event Redemption Right"). See "Description of the Trust Securities — Trust Capital Securities — Trust Special Event Redemption Right".

Holder Exchange Right: Holders of NBC CapS — Series 1 will have the right, at any time, on not less than three Business Days' and not more than 90 days' prior written notice to the Trust and the Bank to surrender all or part of their NBC CapS — Series 1 to the Trust at a price (the "Surrender Price"), for each NBC CapS — Series 1, equal to 40 Bank Preferred Shares Series 17 (the "Holder Exchange Right"). The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase NBC CapS — Series 1 tendered for exchange so long as the holder of the NBC CapS — Series 1 so tendered has not withheld consent to the purchase of its NBC CapS — Series 1. If a substituted purchaser is found, the price to be paid to the holders of the NBC CapS — Series 1 so tendered will be not less than 91% of the closing price of such NBC CapS — Series 1 on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the NBC CapS — Series 1 will not be listed on any public securities exchange, the "closing price" of any NBC CapS — Series 1 for that trading day will be the average of the last institutional bid price of such NBC CapS — Series 1 as quoted by two major Canadian investment dealers selected by the Bank for this purpose.

The Bank Preferred Shares Series 17 will pay semi-annual non-cumulative cash dividends, as and when declared by the board of directors of the Bank (the "Board of Directors"), equal to $0.469 per share, representing an annual yield of 3.75%.

The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Bank Deposit Note. The Trust, as holder of the Bank Deposit Note, will have the right, at any time, to convert all or part of the Bank Deposit Note into corresponding Bank Preferred Shares Series 17. Immediately following that conversion, the Trust will arrange through The Canadian Depository for Securities Limited or its nominee ("CDS") to credit the accounts of the holders of NBC CapS — Series 1 exercising the Holder

Exchange Right with the requisite number of Bank Preferred Shares Series 17, and the NBC CapS — Series 1 surrendered for exchange will be cancelled. See "Description of the Trust Securities — Trust Capital Securities — Holder Exchange Right", "Description of the Trust Securities — Trust Capital Securities — Capital Reorganizations and Amalgamations", "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18" and "Description of the Bank Deposit Note".

Automatic Exchange: Each NBC CapS — Series 1 will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders, for 40 Bank Preferred Shares Series 18, upon the occurrence of any one of the following events: (i) an application for a winding-up order in respect of the Bank pursuant to the *Winding-up and Restructuring Act* (Canada) (the "Winding-Up Act") is filed by the Attorney General of Canada or a winding-up order in respect of the Bank pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent advises the Bank in writing that the Superintendent has taken control of the Bank or its assets pursuant to the *Bank Act* (Canada) (the "Bank Act"); (iii) the Superintendent advises the Bank in writing that the Bank has a risk-based Tier 1 Capital ratio of less than 5.0% or a risk-based Total Capital ratio of less than 8.0%; (iv) the Board of Directors advises the Superintendent in writing that the Bank has a risk-based Tier 1 Capital ratio of less than 5.0% or a risk-based Total Capital ratio of less than 8.0%; or (v) the Superintendent directs the Bank, pursuant to the Bank Act, to increase its capital or provide additional liquidity and the Bank elects to cause the Automatic Exchange as a consequence of the issuance of such direction or the Bank does not comply with such direction to the satisfaction of the Superintendent within the time specified (each, a "Loss Absorption Event"). Following the Automatic Exchange, holders of NBC CapS — Series 1 immediately prior to the Automatic Exchange will cease to have any claim or entitlement in relation to the Trust Assets.

The Bank Preferred Shares Series 18 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $0.60 per share, representing an annual yield of 4.80%.

If, for any reason, the Automatic Exchange does not result in the exchange of all NBC CapS — Series 1 then outstanding for Bank Preferred Shares Series 18, the Trust will redeem each NBC CapS — Series 1 not so exchanged for consideration consisting of 40 Bank Preferred Shares Series 18. The Bank and the Trust will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 with the requisite number of Bank Preferred Shares Series 18 in accordance with their respective entitlements. **If the Automatic Exchange were to occur and Bank Preferred Shares Series 18 were ultimately issued in exchange for the NBC CapS — Series 1, the cost-effective nature of the regulatory capital raised by the Bank through the issuance of the NBC CapS — Series 1 (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) would be lost. Accordingly, it is in the interest of the Bank to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond its control.** See "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange" and "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18".

Purchase for Cancellation: On and after June 30, 2011, any outstanding NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust: As long as any NBC CapS — Series 1 are outstanding, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval: (i) upon the occurrence of a Special Event prior to June 30, 2011; or (ii) for any reason on June 30, 2011 or on December 31, 2011 or on the last day of June and December of each year thereafter. The Declaration of Trust will provide that holders of Trust Capital Securities are not entitled to initiate proceedings for the termination of the Trust.

Pursuant to the Share Exchange Agreement, the Bank will agree for the benefit of holders of NBC CapS — Series 1 that, as long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not approve the termination of the Trust unless

the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. Holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of the claims of creditors, if any. See "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust".

Dividend Stopper Undertakings:

Pursuant to the Share Exchange Agreement, the Bank will agree for the benefit of holders of NBC CapS — Series 1 that, if the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the NBC CapS — Series 1 in full, the Bank will not pay dividends on the "Dividend Restricted Shares", being the Bank Preferred Shares and the Bank Common Shares, until the month commencing immediately after the 12th month following the Trust's failure to pay the Indicated Yield in full on the NBC CapS — Series 1 (the "Dividend Payment Resumption Month"), unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of the NBC CapS — Series 1 (the "Dividend Stopper Undertakings"). Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of NBC CapS — Series 1 on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield of that series. **It is in the interest of the Bank to ensure, to the extent within its control, that the Trust pays the Indicated Yield on the NBC CapS — Series 1 on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertakings.** See "Description of the Trust Securities — Trust Capital Securities — Dividend Stopper Undertakings" and "Risk Factors".

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of Current Distribution Period(1)	Distribution Date	Dividend Payment Resumption Month(2)
March 16, 2006 to Closing Date	Closing Date	December 31, 2006	January 2008
October 2, 2006 to December 30, 2006	December 31, 2006	June 30, 2007	July 2008
April 1, 2007 to June 29, 2007	June 30, 2007	December 31, 2007	January 2009

(1) Prior to the commencement of any Distribution Period, the question of whether the Distribution Date falling on the day after the last day of such Distribution Period will be a Regular Distribution Date or a Distribution Diversion Date, and the entitlement of holders of the NBC CapS—Series 1, will have been determined.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the NBC CapS — Series 1 on any Regular Distribution Date.

Additional Bank Covenants:

In addition to the Dividend Stopper Undertakings, the Bank will agree for the benefit of the holders of NBC CapS — Series 1, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(ii) as long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust except as set forth under "Description of the Trust Securities —Trust Capital Securities — Rights on Termination of the Trust" and only with Superintendent Approval; and

(iii) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be. See "Description of the Trust Securities — Trust Capital Securities —Share Exchange Agreement".

Book-Entry Only Form:

The NBC CapS — Series 1 will be issued under the book-entry only system operated by CDS and must be purchased or transferred through participants ("Participants") in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the NBC CapS — Series 1 will not be available

	except in the limited circumstances described under "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form".
Special Trust Securities:	On the Closing Date, the Bank will subscribe for 1,000 Special Trust Securities for an issue price of $1,000 per unit.

THE TRUST

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust's business objective is to acquire and hold Trust Assets that will generate income for distribution to holders of Trust Securities. Immediately after the issuance by the Trust of the NBC CapS — Series 1 pursuant to the Offering, the subscription by the Bank for the Special Trust Securities and the acquisition by the Trust of the Bank Deposit Note, the Trust will have approximately $225,000,000 in Trust Assets, $225,000,000 of capital attributable to the NBC CapS — Series 1, $1,000,000 of capital attributable to the Special Trust Securities and $2,000,000 of funds borrowed under the Credit Facility, less $3,000,000 of the Offering expenses of the Trust.

RISK FACTORS

The purchase of NBC CapS — Series 1 and the holding of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 are subject to certain risks and prospective investors should carefully consider the risk factors and other information in this prospectus before purchasing NBC CapS — Series 1. See "Risk Factors".

THE TRUST

General

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing the Trust Securities and acquiring the Trust Assets in order to generate income for distribution to holders of Trust Securities.

The principal office of the Trust is located at the National Bank Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust Securities are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation.

Business of the Trust

The Trust's only business is to invest its assets. The Trust's investment objective is to acquire and hold Trust Assets in order to generate income for distribution to holders of Trust Securities. The initial assets of the Trust will consist primarily of the Bank Deposit Note, which is to be purchased pursuant to an agreement between the Trust and the Bank (the "Deposit Note Purchase Agreement"). The Trust assets may also include any securities into which the Bank Deposit Note is converted, cash, amounts receivable from third parties and other Eligible Investments (together with the Bank Deposit Note, the "Trust Assets"). The Bank Deposit Note is a senior unsecured obligation of the Bank that ranks on a parity with all other deposit and unsubordinated liabilities of the Bank. The Bank Deposit Note contains provisions that will permit the conversion of the Bank Deposit Note, in whole or in part, to reflect the operation of the Holder Exchange Right and the Automatic Exchange (the "Exchange Provisions") from time to time.

"Eligible Investments" means the Funding Note or any property, including money, securities, amounts receivable from third parties, mortgages, an interest in an Eligible Investment, and any debt obligation that is a qualified investment under the Tax Act for Deferred Income Plans (as defined below), except where the qualification of such property contains conditions regarding the annuitant, the beneficiary, the employer or the subscriber under the plan unless the Trust is satisfied that such conditions are satisfied, except that the Bank Deposit Note will not be repaid with or converted into or exchanged for debt of the Bank or any person related to the Bank within the meaning of the Tax Act and, following the maturity of the Bank Deposit Note, Eligible Investments will not include debt of the Bank or of any person related to the Bank within the meaning of the Tax Act.

Capitalization

As a newly-formed entity, the Trust has no prior operating history. Immediately after the issuance by the Trust of the NBC CapS — Series 1 pursuant to the Offering, the subscription by the Bank for the Special Trust Securities and the acquisition by the Trust of the Bank Deposit Note, the Trust will have approximately $225,000,000 in Trust Assets, $225,000,000 of capital attributable to the NBC CapS — Series 1, $1,000,000 of capital attributable to the Special Trust Securities and $2,000,000 of funds borrowed under the Credit Facility, less $3,000,000 of the Offering expenses of the Trust.

Conflicts of Interest

Due to the nature of the Trust's relationship with the Bank and its affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the subscription by the Trust for the Bank Deposit Note, as the case may be, and the Funding Note and the Trust's potential acquisition of other Trust Assets from the Bank. It will be the Trust's policy that the terms of any financial dealings with the Bank or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and the Bank and its affiliates may also arise in connection with actions taken by the Bank, as holder of the Special Trust Securities. It is intended that any agreements and transactions between the Trust, on the one hand, and the Bank and its affiliates, on the other hand, including the Administration Agreement, will be fair to the parties.

Liquidity

The Trust will only borrow funds from the Bank pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility"). The Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities and to facilitate the payment by the Trust of the expenses of the Offering.

Administrative Agent

The Trustee will enter into an agreement (the "Administration Agreement") with the Bank, as "Administrative Agent", pursuant to which the Trustee will delegate to the Bank certain of its obligations in relation to the administration of the Trust, including the day-to-day operations of the Trust and such other matters as may be requested from time to time by the Trustee. The Administrative Agent will be entitled to receive a reasonable administration fee consistent with market terms and conditions.

The Administration Agreement will continue for an initial term of 30 years and after that will be renewed automatically on an annual basis. The Trustee will have the right to terminate the Administration Agreement at any time on 90 days' prior written notice on the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner.

Exemptions from Certain Continuous Disclosure Requirements

As a result of the Offering, the Trust will become a reporting issuer in each of the provinces of Canada where such concept exists; however, the Trust has applied to the securities regulatory authorities in those provinces (the "Commissions"), as appropriate, for exemptions from certain continuous disclosure requirements prescribed by applicable securities legislation for reporting issuers.

If granted, the exemptions will likely be conditional on holders of NBC CapS — Series 1 receiving the interim unaudited and annual audited financial statements and annual report of the Bank, and the Bank continuing to file with the Commissions its interim unaudited and annual audited financial statements, management proxy circular and, where applicable, its annual report. If these exemptions are granted, the Trust will not be required to file with the Commissions interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial condition and results of operation of the Trust, and interim and annual certificates signed by the Chief Financial Officer and the Chief Executive Officer, an annual information form of the Trust, and, where applicable, an annual report, and holders of NBC CapS — Series 1 will not receive such financial statements and annual reports of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust.

Exemptive relief is being sought by the Trust based on the following terms and conditions of the NBC CapS — Series 1 and for the following reasons. The operating activity of the Trust will consist of acquiring and holding Trust Assets for the purpose of generating income for distribution to holders of NBC CapS — Series 1 and Special Trust Securities. Accordingly, the information relating to the financial condition and operations of a reporting issuer that is contained in an annual information form and an annual filing will not, in respect of the Trust, be meaningful to holders of NBC CapS — Series 1. The payment of the Indicated Yield on NBC CapS — Series 1 is dependent on the payment of Dividends by the Bank because the Indicated Yield will not be payable if the Bank fails to declare Dividends (see "Description of the Trust Securities — Trust Capital Securities — Indicated Yield"). Furthermore, in certain circumstances, including at a time when the Bank's financial condition is deteriorating or proceedings for the winding-up of the Bank have been commenced (see "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange"), the NBC CapS — Series 1 will be automatically exchanged for Bank Preferred Shares Series 18. As a result of the foregoing and because NBC CapS — Series 1 are also exchangeable for Bank Preferred Shares Series 17 under other circumstances, details of the Bank's financial condition (as opposed to that of the Trust) will be of interest to holders of NBC CapS — Series 1.

CAPITALIZATION OF THE TRUST

The following table sets out the capitalization of the Trust as at May 19, 2006 and at that date adjusted to reflect the closing of the Offering and the issuance of Special Trust Securities.

	Outstanding as at May 19, 2006	Outstanding as at May 19, 2006 after giving effect to the Offering
	(in thousands of Canadian dollars)	
NBC CapS — Series 1	—	$225,000
Special Trust Securities	—	$1,000
Original Settlement Amount(1)	$1	—
Issue Costs (2)	—	$(3,000)
Trust Capital	$1	$223,000

Notes:
(1) Amount settled on the Trust's formation subsequently applied as part the subscription price for the Special Trust Securities.
(2) The Offering expenses of the Trust, other than the Underwriters' fee, are estimated to be $750,000 and will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility.

This table should be read in conjunction with the financial statements of the Trust appearing elsewhere in this prospectus.

NATIONAL BANK OF CANADA

The Bank, a chartered bank subject to the provisions of the Bank Act, was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at the National Bank's Tower, 600 de La Gauchetière Street West, 4th Floor, Montréal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2005.

Consolidated Capitalization of the Bank

The following table sets forth the consolidated capitalization of the Bank at April 30, 2006. The Bank will not consolidate the Trust as it is not the primary beneficiary. The NBC CapS – Series 1 will therefore not be reported on the consolidated balance sheet of the Bank, but the Bank Deposit Note will be reported. This table should be read in conjunction with the Bank's consolidated financial statements and the Bank's management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus.

	As at April 30, 2006 (in millions of Canadian dollars)
Subordinated Debentures	1,599
Non-Controlling Interest	517
Shareholders' Equity	
Preferred Shares	400
Common Shares	1,558
Contributed Surplus	17
Unrealized foreign currency translation adjustments	(77)
Retained earnings(1)	2,674
Total Shareholders' Equity	4,572
Total Capitalization	6,688

Note:
(1) The adjusted column does not reflect costs of $3 million in connection with the Offering.

Capital Adequacy Requirements

The Bank Act requires the Bank to maintain adequate capital in relation to its operations. The Superintendent has established risk-based capital targets for Canadian chartered banks of 7% (Tier 1 Capital) and 10% (Total Capital). The Superintendent has issued guidelines concerning the maintenance of adequate capital (the "Capital Guidelines") and has statutory authority pursuant to subsection 485(3) of the Bank Act to direct the Bank to increase its capital even if the Bank is in compliance with the Capital Guidelines. The Bank has no reason to believe that the Superintendent intends to direct the Bank to increase its capital. Pursuant to the Capital Guidelines, requirements are applied to the Bank on a consolidated basis including all subsidiaries except insurance subsidiaries or other regulated financial institutions whose leverage is inappropriate for a deposit-taking institution and which, because of their size, would have a material impact on the leverage of the consolidated entity.

The following table sets forth the risk-based Tier 1 Capital ratios and risk-based Total Capital ratios of the Bank as at the dates indicated:

	Risk-Based Tier 1 Capital Ratio	Risk-Based Total Capital Ratio
April 30, 2006	9.1%	12.2%
October 31, 2005	9.6%	12.8%(1)
October 31, 2004	9.6%	13.0%
October 31, 2003	9.6%	13.4%
October 31, 2002	9.6%	13.6%
October 31, 2001	9.6%	13.1%

Note:

(1) After taking into account the issuance of $500 million subordinated debentures on November 2, 2005.

The Offering will provide the Bank with a cost-effective means of raising Tier 1 Capital for Canadian bank regulatory purposes (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank). After giving effect to the proceeds of this Offering, the risk-based Tier 1 Capital ratio and risk-based Total Capital ratio levels of the Bank as at April 30, 2006, adjusted for such event, would have been 9.6% and 12.7%, respectively.

DESCRIPTION OF THE TRUST SECURITIES

Trust Capital Securities

The following is a summary of the rights, privileges, restrictions and conditions attaching to the NBC CapS — Series 1. This summary is qualified in its entirety by the provisions of the Declaration of Trust. For information concerning Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 into which, in certain circumstances, the NBC CapS — Series 1 are exchangeable, see "Description of Share Capital of the Bank — Certain Provisions of the Bank Preferred Shares Series 17 and 18" and for information with respect to the Bank Deposit Note, see "Description of the Bank Deposit Note".

Indicated Yield

Holders of NBC CapS — Series 1 will be entitled to receive the Indicated Yield of: (i) $26.645 per NBC CapS – Series 1 on each Distribution Date that is a Regular Distribution Date from December 31, 2006 to and including June 30, 2016, representing an annual yield of 5.329%; and (ii) on each Regular Distribution Date following June 30, 2016, an amount equal to the result obtained by multiplying $1000 by one-half of the sum of the Bankers' Acceptance Rate is effect during the Distribution Period immediately preceding the relevant Distribution Date plus 1.50%. The initial Indicated Yield, payable on December 31, 2006, will be $28.835 per NBC CapS — Series 1, assuming a Closing Date of June 15, 2006.

A Distribution Date will be a Regular Distribution Date unless the Bank fails to declare Dividends in the Dividend Reference Period. Accordingly, whether or not the Indicated Yield on the NBC CapS — Series 1 will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of NBC CapS — Series 1 and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield. If the Bank does not declare Dividends during the relevant Dividend Reference Period, a Distribution Diversion Event will occur.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Bank will pay interest to the Trust on the Bank Deposit Note Interest Payment Date, the Trust will not pay the

Indicated Yield on the NBC CapS — Series 1 on the Distribution Diversion Date; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

If the Net Distributable Funds of the Trust are insufficient to enable the Trust to pay the full amount of the Indicated Yield on the NBC CapS — Series 1 and outstanding Trust Capital Securities on a Regular Distribution Date (the amount of such insufficiency being the "Indicated Yield Deficit"), there will be added to the Accumulated Unpaid Indicated Yield in respect of each series of the Trust Capital Securities an amount determined by multiplying the Indicated Yield Deficit by the percentage that the Indicated Yield on the particular series of Trust Capital Securities represents of the aggregate Indicated Yield on all series of Trust Capital Securities in respect of such Regular Distribution Date (the "Indicated Yield Ratio") and the Trust will pay to holders of each series of Trust Capital Securities the amount of the Net Distributable Funds determined by multiplying the Net Distributable Funds by the Indicated Yield Ratio in respect of the particular series of Trust Capital Securities. The Trust may pay the Accumulated Unpaid Indicated Yield to the holders of the Trust Capital Securities at any time; however, the Trust will not be obligated, and holders of Trust Capital Securities will not have any right to cause the Trust, to pay such amount until the occurrence of an event giving rise to the obligation of the Trust to pay the Early Redemption Price or the Redemption Price, as the case may be. See "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust."

Voting Rights

The Trust Capital Securities are non-voting except in the limited circumstances set out in the Declaration of Trust involving changes to the terms and conditions of the Trust Capital Securities. The Declaration of Trust provides that those terms and conditions may be changed if authorized by the Bank, as holder of the Special Trust Securities. If the amendment would: (i) give rise to a Regulatory Event without Superintendent Approval; or (ii) in the opinion of the Trustee, relying on a certificate of the Administrative Agent, be materially prejudicial to the rights of holders of the NBC CapS — Series 1, such amendment must also be approved by the holders of NBC CapS — Series 1 especially affected by that amendment, given by way of an Extraordinary Resolution. The holder of the Special Trust Securities must approve any such change and, in addition, any such change that would affect the status of the NBC CapS — Series 1 as capital of the Bank is subject to Superintendent Approval. The terms "Extraordinary Resolution" and "Series Extraordinary Resolution" mean, in effect, a resolution passed by the holders of Trust Capital Securities or a particular series of Trust Capital Securities (including the NBC CapS — Series 1), respectively, representing not less than 66⅔% of the Trust Capital Securities or series of Trust Capital Securities, respectively, represented and voted at a meeting of holders of Trust Capital Securities or series of Trust Capital Securities, respectively, or a resolution in writing signed by the holders of Trust Capital Securities or series of Trust Capital Securities, respectively, representing not less than 66⅔% of the outstanding Trust Capital Securities or series of Trust Capital Securities, respectively. The quorum at any such meeting will be two or more holders of Trust Capital Securities or series of Trust Capital Securities, respectively, present in person or represented by proxy and owning or representing not less than 25% of the aggregate number of Trust Capital Securities or series of Trust Capital Securities, respectively, then outstanding, provided that if a quorum is not present and the meeting is adjourned, at the meeting following such adjournment those holders present in person or represented by proxy will constitute a quorum even though they may represent less than 25% of the aggregate number of Trust Capital Securities or series of Trust Capital Securities, respectively, then outstanding. The Declaration of Trust provides that where changes affect the terms and conditions of the NBC CapS — Series 1 differently than any other series of Trust Capital Securities then outstanding, the terms and conditions may be changed only if authorized by the holders of the NBC CapS — Series 1 by way of a Series Extraordinary Resolution. Notwithstanding the foregoing, the Trustee may, without the consent of holders of NBC CapS — Series 1, execute instruments supplemental to the Declaration of Trust and any other relevant instruments for certain limited purposes, including curing ambiguities or defects, and making any modification that, in the opinion of the Trustee, would not be prejudicial to the interest of holders of NBC CapS — Series 1 and making such changes as may be required to conform with applicable regulatory requirements from time to time.

Trust Redemption Right

On June 30, 2011 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the outstanding NBC CapS — Series 1 in whole or in part, without the consent of the holders, for an amount in cash per NBC CapS — Series 1 equal to: (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016; and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016.

Any partial redemption will be carried out by lot or in some other equitable manner.

Trust Special Event Redemption Right

Upon the occurrence of a Regulatory Event or a Tax Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time, all but not less than all of the NBC CapS — Series 1, without the consent of the holders, for an amount in cash per NBC CapS — Series 1, equal to: (i) the Early Redemption Price, if the NBC CapS — Series 1 are redeemed prior to June 30, 2016; and (ii) the Redemption Price, if the NBC CapS — Series 1 are redeemed on or after June 30, 2016.

"Regulatory Event" means (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) the receipt by the Trust or the Bank of a notice or advice from the Superintendent that the NBC CapS — Series 1 no longer qualify as eligible Tier 1 Capital under the Superintendent's interpretation of the Capital Guidelines.

"Tax Event" means the receipt by the Bank or the Trust of an opinion of independent counsel of recognized standing in Canada experienced in such matters (who may be counsel to the Bank or the Trust) to the effect that, as a result of: (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, of Canada or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of an intention to adopt such procedures or regulations) by any legislative body, court, governmental authority or agency or regulatory body having appropriate jurisdiction (collectively, "Administrative Action"); or (iii) any amendment to, clarification of, or change in, the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental authority or agency or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or such pronouncement or decision is announced on or after June 8, 2006, there is more than an insubstantial risk that: (A) the treatment of any of the Bank's or the Trust's items of income or expense (including the treatment by the Bank or the Trust of interest on the Bank Deposit Note or of distributions made on the NBC CapS — Series 1 or the Special Trust Securities) or treatment of the Bank Deposit Note or other property of the Trust, in each case as reflected in tax returns filed (or to be filed), will be challenged by a taxing authority, and that such challenge could subject the Bank or the Trust to more than a *de minimis* amount of additional taxes, duties or other governmental charges or civil liabilities; or (B) the Trust is, or will be, subject to more than a *de minimis* amount of taxes, duties or other governmental charges or civil liabilities.

Holder Exchange Right

Holders of NBC CapS — Series 1 will have the right, at any time, on not less than three Business Days' and not more than 90 days' prior written notice to the Trust and the Bank, to surrender all or part of their NBC CapS — Series 1 to the Trust at a price, for each NBC CapS — Series 1, equal to 40 Bank Preferred Shares Series 17. The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase NBC CapS — Series 1 tendered for surrender to the Trust so long as the holder of the NBC CapS — Series 1 so tendered has not withheld consent to the purchase of its NBC CapS — Series 1. If a substituted purchaser is found, the price to be paid to a holder of NBC CapS — Series 1 so tendered will be not less than 91% of the closing price of such NBC CapS — Series 1 on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the NBC CapS — Series 1 will not be listed on any public securities exchange, the "closing price" of any NBC CapS — Series 1 for that trading day will be the average of the last institutional bid price of such NBC CapS — Series 1 as quoted by two major Canadian investment dealers selected by the Bank for this purpose.

The Bank Preferred Shares Series 17 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $0.469 per share, representing an annual yield of 3.75%. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Bank Deposit Note. The Trust, as holder of the Bank Deposit Note, will have the right at any time to convert all or part of a Bank Deposit Note into the corresponding number of Bank Preferred Shares Series 17. Immediately following that conversion, the Trust will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 exercising the Holder Exchange Right with the requisite number of Bank Preferred Shares Series 17 and the NBC CapS — Series 1 surrendered for exchange will be cancelled.

As long as the NBC CapS — Series 1 are held in the CDS book-entry only system, beneficial owners of NBC CapS — Series 1 may exercise the Holder Exchange Right by providing instructions to the Participants through whom they hold NBC CapS — Series 1. In turn, such Participants will communicate those exchange instructions to the Trustee through CDS. Participants may be required to include a declaration on behalf of any beneficial holder of NBC CapS — Series 1 purporting to exercise the Holder Exchange Right for the purpose of establishing whether any such beneficial holder would as a result of the exercise of the Holder Exchange Right be an Ineligible Person or a Significant Shareholder. Where NBC CapS —

Series 1 are not held in the CDS book-entry only system, the Holder Exchange Right may be effected by the registered holder of NBC CapS — Series 1 depositing with the Trustee, within the time periods referred to above, certificates representing the NBC CapS — Series 1 with a duly completed exchange panel in the form contemplated by the Declaration of Trust.

"Significant Shareholder" means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of the Bank in excess of 10% of the total number of outstanding shares of that class.

Upon the exercise of the Holder Exchange Right, the Trust reserves the right not to deliver Bank Preferred Shares Series 17 to any person whose address is in, or whom the Trust or the Bank has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such delivery would require the Trust or the Bank to take any action to comply with securities, banking or analogous laws of such jurisdiction (an "Ineligible Person") or to any person who would as a result of such delivery become a Significant Shareholder. In such circumstances, the Trustee will hold all Bank Preferred Shares Series 17 that would otherwise be delivered to Ineligible Persons or any Significant Shareholder, as agent for Ineligible Persons and Significant Shareholders, and the Trustee will attempt to sell such Bank Preferred Shares Series 17 (to parties other than the Bank and its affiliates) on behalf of such Ineligible Persons and Significant Shareholders. Such sales, if any, will be made at any time and any price. Neither the Bank nor the Trustee will be subject to any liability for failing to sell Bank Preferred Shares Series 17 on behalf of any such Ineligible Persons or Significant Shareholders at any particular price on any particular day. The net proceeds received by the Trustee from the sale of any Bank Preferred Shares Series 17 will be divided among the Ineligible Persons and Significant Shareholders in proportion to the number of Bank Preferred Shares Series 17 that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Trustee will make payment of the aggregate net proceeds to CDS (if the NBC CapS — Series 1 are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and Significant Shareholders in accordance with the customary practice and procedures of CDS ("CDS Procedures") or otherwise.

Automatic Exchange

Each NBC CapS — Series 1 will be exchanged automatically, without the consent of the holders, for 40 Bank Preferred Shares Series 18, upon the occurrence of a Loss Absorption Event. The Bank Preferred Shares Series 18 will pay semi-annual non-cumulative cash dividends, as and when declared by the Board of Directors, equal to $0.60 per share, representing an annual yield of 4.80%. The Automatic Exchange will be deemed to occur as of 8:00 a.m. (Eastern standard time) on the date that a Loss Absorption Event occurs. The Automatic Exchange will be effected through the terms of the Share Exchange Agreement and the Declaration of Trust. As of the time of the exchange, each holder of NBC CapS — Series 1 shall be deemed to have exchanged and transferred to the Bank all of such holder's right, title and interest in and to its NBC CapS — Series 1 and shall cease to be a holder thereof and all rights of such holder as a securityholder of the Trust will cease and such person shall therefrom be deemed to be and shall be for all purposes a holder of Bank Preferred Shares Series 18. Upon an Automatic Exchange and the deemed exchange of the NBC CapS — Series 1 by their holders, the Exchange Trustee will arrange through CDS to credit the accounts of the holders of NBC CapS — Series 1 with the requisite number of Bank Preferred Shares Series 18 in accordance with their respective entitlements and the NBC CapS — Series 1 shall be credited to the account of the Bank. The Bank will mail notice of the occurrence of the Loss Absorption Event to the Trust within 10 days of such event. If for any reason the Automatic Exchange does not result in the exchange of all NBC CapS — Series 1 then outstanding for Bank Preferred Shares Series 18, the Trust will redeem each NBC CapS — Series 1 not so surrendered for 40 Bank Preferred Shares Series 18. The Trust will have the right, pursuant to the Subscription Right, to have the Bank issue to the Trust a sufficient number of Bank Preferred Shares Series 18 for that purpose.

Upon an Automatic Exchange, each of the Bank and the Trust reserves the right not to deliver Bank Preferred Shares Series 18 to any Ineligible Person or to any person who would as a result of such delivery become a Significant Shareholder. In such circumstances, the Exchange Trustee will hold all Bank Preferred Shares Series 18 that would otherwise be issued to Ineligible Persons or Significant Shareholders, as their agent, and the Exchange Trustee will attempt to sell such Bank Preferred Shares Series 18 (to parties other than the Bank and its affiliates) on their behalf. Such sales, if any, will be made at any time and any price. Neither of the Bank or the Exchange Trustee will be subject to any liability for failing to sell Bank Preferred Shares Series 18 on behalf of any such Ineligible Persons or Significant Shareholders or at any particular price on any particular day. The net proceeds received by the Exchange Trustee from the sale of any Bank Preferred Shares Series 18 will be divided among Ineligible Persons and the Significant Shareholders in proportion to the number of Bank Preferred Shares Series 18 that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Exchange Trustee will make payment of the aggregate net proceeds to CDS (if the NBC CapS — Series 1 are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and Significant Shareholders in accordance with CDS Procedures or otherwise.

If an Automatic Exchange were to occur and Bank Preferred Shares Series 18 are issued in exchange for NBC CapS — Series 1, the cost-effective nature of the regulatory capital raised by the Bank through the issuance of the NBC CapS — Series 1 (assuming the Superintendent approves the inclusion of the NBC CapS — Series 1 as Tier 1 Capital of the Bank) would be lost. Accordingly, it is in the interest of the Bank to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond its control.

Non-Resident Ownership Restrictions

Non-residents of Canada within the meaning of the Tax Act and partnerships any member of which is a non-resident of Canada within the meaning of the Tax Act may not own in the aggregate more than 50% of the Trust Capital Securities outstanding at any time. The Trust will not accept any subscription for Trust Capital Securities from any person, issue any Trust Capital Securities to any person or register or otherwise recognize a transfer of any Trust Capital Securities to any person if, after giving effect thereto, more than 50% of the outstanding Trust Capital Securities would be held or beneficially owned, directly or indirectly, by non-residents of Canada and/or partnerships any member of which is a non-resident of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell Trust Capital Securities held by such persons or partnerships, upon notice, including NBC CapS — Series 1, in order to remedy any contravention of this restriction.

Extinguishment of Rights of Holders

As of the time of exchange, each holder of NBC CapS — Series 1 surrendered for exchange will cease to be a holder thereof and all rights of such holder as a security holder of the Trust will cease. Such holder after that time will be deemed to be for all purposes and will be for all purposes a holder of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18, as the case may be (unless payment in the form of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 is not made). The NBC CapS — Series 1 surrendered for exchange pursuant to the Holder Exchange Right will be cancelled and will not be reissued.

Purchase for Cancellation

On and after June 30, 2011, the NBC CapS — Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. NBC CapS — Series 1 purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust

As long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Trust may only be terminated with the approval of the Bank, as sole holder of the Special Trust Securities and with Superintendent Approval: (i) upon the occurrence of a Special Event prior to June 30, 2011; or (ii) for any reason on June 30, 2011 or on December 31, 2011, or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of NBC CapS — Series 1 are not entitled to initiate proceedings for the termination of the Trust.

Holders of each series of outstanding Trust Capital Securities and the holder of Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of claims of creditors, if any. The entitlement of the holder of the NBC CapS — Series 1 on a termination of the Trust will be determined by multiplying the Early Redemption Price (if the termination is as a result of action taken by the Bank and occurs prior to June 30, 2016), or the Redemption Price (in all other cases), in either case, by a fraction, the numerator of which is the value of the Trust Assets to be distributed to holders of Trust Securities and the denominator of which is an amount equal to the sum of: (i) the aggregate Early Redemption Prices of all NBC CapS — Series 1 then outstanding if the termination is as a result of action taken by the Bank and occurs prior to June 30, 2016; (ii) the aggregate Redemption Prices of all NBC CapS — Series 1 then outstanding and not provided for under (i) above; and (iii) an amount equal to the aggregate subscription price for all Special Trust Securities then outstanding (such fraction being the "Termination Distribution Ratio"). Should additional series of Trust Capital Securities be issued, then the Termination Distribution Ratio will be adjusted to reflect the issuance of such additional Trust Capital Securities and to recognize that all outstanding series of Trust Capital Securities will rank *pari passu*. The entitlement of the Bank, as the holder of the Special Trust Securities, will be determined by multiplying the Bank's subscription price for all Special Trust Securities then outstanding by the Termination Distribution Ratio.

So long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. See "Description of the Trust Securities — Trust Capital Securities — Share Exchange Agreement".

Dividend Stopper Undertakings

If the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the NBC CapS — Series 1 in full, the Bank has agreed for the benefit of holders of NBC CapS — Series 1 that (i) the Bank will not pay dividends on the Dividend Restricted Shares until the Dividend Payment Resumption Month, unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of all outstanding NBC CapS — Series 1. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of any outstanding NBC CapS — Series 1 on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of the Bank to ensure, to the extent within its control, that the Trust pays the Indicated Yield on all outstanding NBC CapS — Series 1 on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertakings.

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period(1)	Distribution Date	Dividend Payment Resumption Month(2)
March 16, 2006 to Closing Date	Closing Date	December 31, 2006	January 2008
October 2, 2006 to December 30, 2006	December 31, 2006	June 30, 2007	July 2008
April 1, 2007 to June 29, 2007	June 30, 2007	December 31, 2007	January 2009

Notes:

(1) Prior to the commencement of any Distribution Period, the question of whether the Distribution Date falling on the day after the last day of such Distribution Period will be a Regular Distribution Date or a Distribution Diversion Date, and the entitlement of holders of the NBC CapS—Series 1, will have been determined.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the NBC CapS—Series 1 on any Regular Distribution Date.

Share Exchange Agreement

On closing of the Offering, the Trust, the Bank and the Exchange Trustee, as trustee for the holders of the NBC CapS — Series 1, the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18, will enter into a share exchange agreement (the "Share Exchange Agreement") providing for, among other things:

(a) the Dividend Stopper Undertakings;

(b) the grant by the Bank to the Exchange Trustee, for the benefit of the holders of NBC CapS — Series 1, the right to exchange NBC CapS — Series 1 for Bank Preferred Shares Series 18 upon an Automatic Exchange and the grant by the Exchange Trustee on behalf of the holders of NBC CapS — Series 1 to the Bank of the right to exchange NBC CapS — Series 1 for Bank Preferred Shares Series 18 upon an Automatic Exchange; and

(c) the grant by the Bank to the Trust of the right to subscribe for Bank Preferred Shares Series 17 in order to enable the Trust to satisfy its obligations under the Holder Exchange Right where the Trust cannot otherwise satisfy such obligations pursuant to its rights under the Bank Deposit Note, and the grant by the Bank to the Trust of the right to subscribe for Bank Preferred Shares Series 18 in order to enable the Trust to redeem NBC CapS — Series 1 that have not been exchanged for Bank Preferred Shares Series 18 pursuant to the Automatic Exchange on a Loss Absorption Event (such rights being collectively referred to as the "Subscription Right").

The issuance of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 pursuant to these rights is subject to Superintendent Approval. Application for Superintendent Approval has been made by the Bank. In addition, the Bank and the Trust will take all necessary corporate action before the Closing Date to enable them to comply with their obligations in respect of these rights.

The Bank will also agree in the Share Exchange Agreement to take or refrain from taking certain actions so as to ensure that holders of NBC CapS — Series 1 will receive the benefit of the Exchange Provisions, including obtaining the requisite approval of holders of the NBC CapS — Series 1 to any amendment to the provisions of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 (other than any amendments relating to the non-cumulative Preferred Shares of the Bank as a class).

The Share Exchange Agreement will also provide that:

(a) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(b) as long as any NBC CapS — Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust unless the Trust has sufficient funds to pay the

Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval; and

(c) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of the Bank, the Share Exchange Agreement will provide that holders of NBC CapS — Series 1 will be entitled to receive, pursuant to the Exchange Provisions, after the capital reorganization, merger or amalgamation, the number of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 or other securities or consideration of the Bank or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had its NBC CapS — Series 1 been exchanged, pursuant to the Exchange Provisions, for Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. Similarly, the terms and conditions of the Bank Deposit Note will provide that the holder of the Bank Deposit Note will be entitled to receive, after the capital reorganization, merger or amalgamation, the number of Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 or other securities or consideration of the Bank or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had the Bank Deposit Note been converted into Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. The entitlement of the Trust under the Subscription Right will be similarly adjusted.

Additional Securities of the Trust

The Trust may issue, at any time and from time to time, additional Special Trust Securities of any series or Trust Capital Securities of another series without the authorization of holders of NBC CapS — Series 1. If the Trust issues additional series of Trust Capital Securities, the rights, privileges, restrictions and conditions attached to those additional series may vary materially from those of the NBC CapS — Series 1. If the Trust issues such securities, the rights of the holders of NBC CapS — Series 1 to receive the Indicated Yield from the Net Distributable Funds of the Trust on any Regular Distribution Date and the right of the holders of NBC CapS — Series 1 to receive property of the Trust on termination of the Trust will rank at least *pari passu* with the rights of the holders of Trust Capital Securities of one or more other series.

Trust Assets

Initially, the principal asset of the Trust will be the Bank Deposit Note, which will mature on June 30, 2056. If any NBC CapS — Series 1 remain outstanding as of the date of maturity of the Bank Deposit Note, the Trust will invest the proceeds received on repayment of the Bank Deposit Note in Eligible Investments acquired from the Bank. Each of the Trust and the Bank have agreed, subject to Superintendent Approval, to enter into agreements by which the assets in which the Trust may invest such proceeds after June 30, 2056 will be held by the Trust for the purpose of meeting its obligations to the holders of any Trust Capital Securities outstanding at that time.

Book-Entry Only Form

Except as otherwise provided below, the NBC CapS — Series 1 will be issued in "book-entry only" form and must be purchased or transferred through Participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the Closing Date, the Trust will arrange for a global certificate representing the NBC CapS — Series 1 to be delivered to, and registered in the name of, CDS. Except as described below, no holder of NBC CapS — Series 1 will be entitled to a certificate or other instrument from the Trust or CDS evidencing that holder's ownership thereof, and no holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such holder. Each holder of NBC CapS — Series 1 will receive a customer confirmation of purchase from the registered dealer from which the NBC CapS — Series 1 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the NBC CapS — Series 1. If: (i) the book-entry only system ceases to exist; (ii) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the NBC CapS — Series 1 and the Trust is unable to locate a qualified successor; or (iii) the Trust at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the NBC CapS — Series 1 from the book-entry only system, then physical certificates representing the NBC CapS — Series 1 will be issued to holders thereof or their nominees.

None of the Bank, the Trustee, the Exchange Trustee or the Underwriters will assume any liability for: (i) any aspect of the records relating to the beneficial ownership of the NBC CapS — Series 1 held by CDS or the payments or deliveries relating thereto; (ii) maintaining, supervising or reviewing any records relating to the NBC CapS — Series 1; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons, other than Participants having an interest in the NBC CapS — Series 1, must look solely to Participants, for payments or deliveries made by or on behalf of the Trust or the Bank to CDS in respect of the NBC CapS — Series 1.

Transfers

Transfers of ownership of NBC CapS — Series 1 will be effected only through records maintained by CDS for such NBC CapS — Series 1 with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of NBC CapS — Series 1 who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the NBC CapS — Series 1, may do so only through Participants. The ability of a holder to pledge NBC CapS — Series 1 or otherwise take action with respect to such holder's interest in NBC CapS — Series 1 (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risk Factors Specifically Associated with the NBC CapS — Series 1 — Liquidity of and Dealings in NBC CapS — Series 1".

Payments and Deliveries

The Trust will make, or cause to be made, payments of the Indicated Yield in respect of NBC CapS — Series 1 to CDS as the registered holder of the NBC CapS — Series 1 and the Trust understands that the payments will be forwarded by CDS to Participants in accordance with CDS Procedures. Deliveries of Bank Preferred Shares Series 17 in respect of the exercise of the Holder Exchange Right or deliveries of Bank Preferred Shares Series 18 upon an Automatic Exchange will be made by or on behalf of the Trust to CDS as the registered holder of the NBC CapS — Series 1 and the Trust understands that such shares will be forwarded by CDS to Participants in accordance with CDS Procedures. As long as CDS is the registered owner of the NBC CapS — Series 1, except for tax purposes, CDS will be considered the sole owner of the NBC CapS — Series 1 for the purposes of receiving payments on the NBC CapS — Series 1, including payment of the Indicated Yield and the Early Redemption Price or Redemption Price on a redemption of the NBC CapS — Series 1 by the Trust, or the delivery of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 upon the exercise or operation of the Exchange Provisions. As long as the NBC CapS — Series 1 are held in the CDS book-entry only system, the responsibility and liability of the Trustee and/or the Bank in respect of the NBC CapS — Series 1 is limited to making payment of any amount due on the NBC CapS — Series 1 and/or making delivery of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 in respect thereof to CDS or its nominee, as registered holder of NBC CapS — Series 1.

Special Trust Securities

Voting Rights

The Declaration of Trust will provide that the Special Trust Securities are voting. The holder of Special Trust Securities will be entitled to vote in respect of, among other things: (i) the termination of the Trust, as set forth under "Description of the Trust Securities — Trust Capital Securities — Rights on Termination of the Trust"; (ii) the removal and replacement of the Trustee; and (iii) the removal and replacement of the Administrative Agent.

Distributions

On any Regular Distribution Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield on the NBC CapS — Series 1. On a Distribution Date that is a Distribution Diversion Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust and payment of the Indicated Yield will not be made on the NBC CapS — Series 1. On a Bank Deposit Note Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Bank Deposit Note will be paid to the Trust which will then distribute such amount to the holder of the Special Trust Securities to the extent of the Net Distributable Funds.

Redemption

The Trust, with the consent of the holder of the Special Trust Securities, may redeem all or part of the Special Trust Securities at any time but will not redeem all unless there are no Trust Capital Securities outstanding. Any such redemption will require Superintendent Approval.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, the holder of the Special Trust Securities will be entitled to participate, *pari passu* with the holders of the NBC CapS — Series 1, in the distribution of the remaining property of the Trust. On a termination of the Trust, the holder of the Special Trust Securities will be entitled to receive an amount equal to the subscription price of the Special Trust Securities then outstanding multiplied by the Termination Distribution Ratio.

DESCRIPTION OF SHARE CAPITAL OF THE BANK

The authorized capital of the Bank consists of: (i) an unlimited number of Common Shares, without par value; (ii) an unlimited number of First Preferred Shares, without par value, issuable for a maximum aggregate consideration of $1 billion or the equivalent thereof in foreign currencies; and (iii) 15 million Second Preferred Shares, without par value, issuable for a maximum aggregate consideration of $300 million or the equivalent thereof in foreign currencies. As at June 7, 2006, there were 162,405,291 Common Shares, 16 million First Preferred Shares and no Second Preferred Shares issued and outstanding.

Certain Provisions of the Bank Preferred Shares Series 17 and 18

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 (for the purposes of this section, the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 are collectively referred to as the "Bank Exchange Preferred Shares"). This summary is qualified in its entirety by the by-laws of the Bank and the actual terms and conditions of the Bank Exchange Preferred Shares.

Dividends

Holders of Bank Preferred Shares Series 17 will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the Board of Directors and subject to the provisions of the Bank Act, equal to $0.469 per share (representing an annual yield of 3.75%), payable on the last day of June and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). Holders of Bank Preferred Shares Series 18 will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the Board of Directors and subject to the provisions of the Bank Act, equal to $0.60 per share (representing an annual yield of 4.80%), payable on each Dividend Payment Date. If the Board of Directors does not declare the dividends, or any part thereof, on the Bank Exchange Preferred Shares on or before the Dividend Payment Date for a particular semi-annual period, the rights of the holders of the Bank Exchange Preferred Shares to receive such dividends, or any part thereof, for such semi-annual period will be extinguished.

Redemption

The Bank Exchange Preferred Shares will not be redeemable prior to June 30, 2011. On and after that date, but subject to the provisions of the Bank Act and Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may redeem at any time all, or from time to time any part, of the outstanding Bank Exchange Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed equal to: (i) $26.00 per share if redeemed on or prior to June 30, 2012; (ii) $25.75 per share if redeemed after June 30, 2012 and on or prior to June 30, 2013; (iii) $25.50 per share if redeemed after June 30, 2013 and on or prior to June 30, 2014; (iv) $25.25 per share if redeemed after June 30, 2014 and on or prior to June 30, 2015; or (v) $25.00 per share if redeemed after June 30, 2015, plus, in each case, all declared and unpaid dividends up to but excluding the date fixed for redemption.

Written notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Bank Exchange Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the Board of Directors may determine.

Presentation for Redemption or Sale

A redemption or sale by a holder of the Bank Exchange Preferred Shares will be effected by the holder transferring its Bank Exchange Preferred Shares to be redeemed or sold, as the case may be, to the account of the Bank or other designated affiliate of the Bank in CDS (or, if the Bank Exchange Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the Bank Exchange Preferred Shares, at one of its principal offices, certificates representing such Bank Exchange Preferred Shares).

Purchase for Cancellation

On and after June 30, 2011, but subject to the provisions of the Bank Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may at any time purchase for cancellation any Bank Exchange Preferred Shares in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Bank Exchange Preferred Shares will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of the Bank distributed to the holders of the Bank Common Shares or any shares ranking junior to the Bank Exchange Preferred Shares. The holders of the Bank Exchange Preferred Shares will not be entitled to share in any further distribution of the property or assets of the Bank.

Restrictions on Dividends and Retirement of Shares

So long as any series of the Bank Exchange Preferred Shares are outstanding, the Bank will not at any time, without the approval of the holders of such series of the Bank Exchange Preferred Shares given as specified below under "Bank Preferred Shares Series 17 and 18 Shareholder Approval":

(a) declare or pay or set aside for payment any dividend on the Bank Common Shares or any other shares ranking junior to the series of the Bank Exchange Preferred Shares (other than share dividends payable in the form of shares ranking junior to the series of the Bank Exchange Preferred Shares);

(b) redeem, purchase or otherwise retire any Bank Common Shares or any other shares ranking junior to the series of the Bank Exchange Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the series of the Bank Exchange Preferred Shares);

(c) redeem, purchase or otherwise retire less than all the series of the Bank Exchange Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Bank, redeem, purchase or otherwise retire any other shares ranking on a parity with the series of the Bank Exchange Preferred Shares;

unless, in each case, all dividends on the series of the Bank Exchange Preferred Shares up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the series of the Bank Exchange Preferred Shares up to the immediately preceding respective date or dates for payment and in respect of which the right of the holders thereof have not been extinguished, have been declared and paid or set aside for payment.

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares ranking on parity with the Bank Exchange Preferred Shares, without the authorization of the holders of the Bank Exchange Preferred Shares, if at the date of such issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of First Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative First Preferred Shares then issued and outstanding.

Amendments to Bank Preferred Shares Series 17 and 18

The Bank will not, without the approval of the holders of the Bank Exchange Preferred Shares and any holders of NBC CapS — Series 1 then outstanding given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the Bank Exchange Preferred Shares. In addition to this approval, the Bank will not without, but may from time to time with, Superintendent Approval, make any such deletion or variation which might affect the classification afforded the Bank Exchange Preferred Shares from time to time for capital adequacy requirements pursuant to the Bank Act or the Capital Guidelines.

Bank Preferred Shares Series 17 and 18 Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to a series of the Bank Exchange Preferred Shares or all series of the Bank Exchange Preferred Shares, respectively, may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of such series of the

Bank Exchange Preferred Shares or all series of the Bank Exchange Preferred Shares, respectively, at which at least 25% of the outstanding shares of the series or all series, respectively, is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, the Bank will agree that, for as long as the NBC CapS — Series 1 remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the Bank Exchange Preferred Shares (other than any amendments relating to the Bank Exchange Preferred Shares as a class) without the prior approval of 66⅔% of the holders of the NBC CapS — Series 1.

Voting Rights

Subject to applicable law, the holders of the Bank Exchange Preferred Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors has not declared the whole dividend on any of the Bank Exchange Preferred Shares in any semi-annual period. In that event, the holders of the Bank Exchange Preferred Shares will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to elect one director at such meeting and, for that purpose, will have one vote for each Bank Exchange Preferred Share held. The voting rights of the holders of the Bank Exchange Preferred Shares will cease upon payment by the Bank of the first dividend on the Bank Exchange Preferred Shares to which the holders are entitled after the time such voting rights first arose. The voting rights shall become effective from time to time in accordance with these rules.

Book-Entry Only Form

Unless the Bank elects otherwise, the Bank Exchange Preferred Shares will be issued in "book-entry only" form, and may be purchased, held and transferred in substantially the same manner as the NBC CapS — Series 1. See "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form".

Listing of Bank Preferred Shares Series 17 and 18

Pursuant to the Share Exchange Agreement, the Bank will undertake to list on the TSX any Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 issued upon the exercise of the Exchange Provisions.

Dividend Policy

The declaration and payment of future dividends and the amount thereof will be subject to the discretion of the Board of Directors, and will be dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Bank and other factors deemed relevant by the Board of Directors. In certain circumstances, the Bank may not declare dividends on the Bank Common Shares, the First Preferred Shares and the Second Preferred Shares. See "Description of the Trust Securities — Trust Capital Securities — Dividend Stopper Undertakings" and "Bank Act Restrictions".

BANK ACT RESTRICTIONS

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. The following is a summary of such restrictions. No person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $5 billion or more. While the equity of the Bank is less than $5 billion and the Bank Act would otherwise permit a person to own up to 65% of any class of shares of the Bank, the Bank is deemed to be a bank to which the ownership restrictions for banks with equity of $5 billion or more apply until the Minister of Finance (Canada) specifies, on application by the Bank, that these restrictions no longer apply to the Bank.

A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

Purchasers of NBC CapS — Series 1 (and Participants) may be required to furnish declarations relating to ownership (and ownership by clients of such Participants) in a form prescribed by the Bank. The Bank may not register a

transfer or issue shares to a person who has failed to obtain any requisite approval of the Minister of Finance as described above and such person is prohibited from exercising any voting rights attaching to such shares of the Bank.

The Bank Act also prohibits the registration of a transfer or issue of any shares of the Bank to Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to government of a foreign country or any political subdivision, agent or agency of an of them.

The Bank Act prohibits any person from exercising voting rights attached to shares of the Bank beneficially owned by Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or by the government of a foreign country, or any political subdivision, agent or agency of any of them.

Under the Bank Act, the Bank cannot redeem or purchase any of its shares, including the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 unless the consent of the Superintendent has been obtained. In addition, the Bank Act prohibits the payment to purchase or redeem any shares or the payment of a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the Bank Act requirement to maintain, in relation to its operations, adequate capital and appropriate forms of liquidity and to comply with any regulations or directions of the Superintendent in relation thereto. In addition, under the Bank Act, the Bank is restricted from declaring and paying a dividend in any financial year without Superintendent Approval if, on the day the dividend is declared, the total of all dividends paid by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in the year and of its retained net income for the preceding two financial years.

DESCRIPTION OF THE BANK DEPOSIT NOTE

The following is a summary of the terms and conditions attaching to the Bank Deposit Note. This summary is qualified in its entirety by the terms of the Bank Deposit Note.

Interest

Interest on the Bank Deposit Note will be payable at a fixed annual rate of 5.329%, payable in equal semi-annual installments in arrears of $26.645 per $1,000 principal amount of the Bank Deposit Note on each Bank Deposit Note Interest Payment Date, commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the Distribution Period immediately preceding the relevant Bank Deposit Note Interest Payment Date plus 1.50%. The initial interest payment due on December 31, 2006 will be approximately $28.835 per $1,000 principal amount of the Bank Deposit Note, assuming a Closing Date of June 15, 2006. Interest on the Bank Deposit Note will be payable to the Trust on every Bank Deposit Note Interest Payment Date regardless of whether that date is a Regular Distribution Date or a Distribution Diversion Date.

Redemption at the Option of the Bank

On and after June 30, 2011 and on any Bank Deposit Note Interest Payment Date thereafter, the Bank Deposit Note will be redeemable at the option of the Bank in whole or in part without the consent of the holder, subject to Superintendent Approval and upon not less than 30 nor more than 60 days' prior written notice by the Bank for an amount in cash equal to: (i) a cash amount per $1,000 principal amount of the Bank Deposit Note to be redeemed equal to the greater of: (A) an amount equal to $1,000 plus any accrued and unpaid interest thereon to, but excluding, the date of redemption per $1,000 principal amount of the Bank Deposit Note to be redeemed (the "Deposit Note Redemption Price"); and (B) the Deposit Note Canada Yield Price (the greater of (A) and (B) being the "Deposit Note Early Redemption Price"), if the Bank Deposit Note is redeemed prior to June 30, 2016; and (ii) the Deposit Note Redemption Price, if the Bank Deposit Note is redeemed on or after June 30, 2016. If the Bank has redeemed the Bank Deposit Note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS — Series 1. It is the intention of the Trust to use the proceeds of redemption received in respect of the Bank Deposit Note to make payment to the holders of the NBC CapS — Series 1 to be redeemed, as required.

"Deposit Note Canada Yield Price" means a price per $1,000 principal amount of the Bank Deposit Note to be redeemed calculated to provide an annual yield thereon to June 30, 2016 equal to the Government of Canada Yield plus 0.24%, determined on the Business Day immediately preceding the date on which the Bank has given notice of the redemption of the Bank Deposit Note (including as a result of the occurrence of a Special Event) plus accrued and unpaid interest thereon to the date of redemption.

Conversion at Option of the Holder

Each $1,000 principal amount of the Bank Deposit Note will be convertible at any time at the option of the holder into 40 Bank Preferred Shares Series 17. The Trust will exercise its right to convert the Bank Deposit Note in circumstances in which holders of NBC CapS — Series 1 exercise the Holder Exchange Right to acquire Bank Preferred Shares Series 17, so as to enable the Trust to fulfill its obligations under the Holder Exchange Right. Upon any such conversion of the Bank

Deposit Note, the Bank Preferred Shares Series 17 so acquired by the Trust will be delivered to the holders of NBC CapS — Series 1 who have exercised the Holder Exchange Right in accordance with their respective entitlements.

The right to convert the Bank Deposit Note into Bank Preferred Shares Series 17 is called the "Deposit Note Conversion Right".

Redemption Upon Special Event

Upon the occurrence of a Special Event, the Bank, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days prior written notice, may redeem at any time the Bank Deposit Note in whole (but not in part), without the consent of the holder, for an amount in cash for each $1,000 principal amount of each Bank Deposit Note being redeemed equal to: (i) the Deposit Note Early Redemption Price, if the Bank Deposit Note is redeemed prior to June 30, 2016; and (ii) the Deposit Note Redemption Price, if the Bank Deposit Note is redeemed on or after June 30, 2016. If the Bank has redeemed the Bank Deposit Note, the Trust will be required to redeem all of the NBC CapS — Series 1.

Purchase for Cancellation

On and after June 30, 2011, the Bank Deposit Note may be purchased, in whole or in part, subject to the provisions of the Bank Act and Superintendent Approval, in the open market or by tender or by private contract at any price. Any part of the Bank Deposit Note purchased by the Bank will be cancelled and will not be reissued.

Events of Default

Failure by the Bank to make payments or to satisfy its other obligations under the Bank Deposit Note will not entitle the Trust to accelerate the Bank Deposit Note.

Priority of the Bank Deposit Note

The Bank Deposit Note will rank on a parity with all other deposit and unsubordinated liabilities of the Bank. Upon any distribution of assets of the Bank to creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy or insolvency, all principal and accrued interest due on the Bank Deposit Note must be paid in full before holders of junior or subordinated debentures are entitled to receive any payment. If a liquidation, dissolution or winding-up of the Bank occurs, the Bank Deposit Note will rank in priority to any shares of the Bank with respect to payments and the distribution of assets.

Maturity Date

The Bank Deposit Note will mature on June 30, 2056. On maturity of the Bank Deposit Note, the Bank will be required to pay the principal amount of the Bank Deposit Note and any accrued and unpaid interest thereon to the Trust in cash. If any NBC CapS — Series 1 remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Bank Deposit Note in Eligible Investments, for a price equal to the fair market value thereof. If, following maturity of the Bank Deposit Note, a holder of NBC CapS — Series 1 exercises the Holder Exchange Right, the Trust will subscribe for, and the Bank has agreed to issue, pursuant to the Subscription Right, Bank Preferred Shares Series 17 to satisfy the Trust's obligation to deliver 40 Bank Preferred Shares Series 17 for each NBC CapS — Series 1 tendered for exchange pursuant to the exercise of the Holder Exchange Right. The Bank Preferred Shares Series 17 tendered will then be delivered to the relevant holders of NBC CapS — Series 1 and the NBC CapS — Series 1 will be cancelled.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to the Trust, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the Trust and a holder of NBC CapS — Series 1 who acquires NBC CapS — Series 1 under the Offering and who, for purposes of the Tax Act and at all relevant times: (i) is resident or deemed to be resident in Canada; (ii) deals at arm's length and is not affiliated with the Bank or the Trust; (iii) holds NBC CapS — Series 1, any Bank Preferred Shares Series 17 or any Bank Preferred Shares Series 18 as capital property; (iv) is not exempt from tax under Part I of the Tax Act; and (v) does not hold NBC CapS — Series 1, any Bank Preferred Shares Series 17 or any Bank Preferred Shares Series 18 in a Deferred Income Plan or other tax-exempt plan. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the part of this summary dealing with the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 does not apply to a specified financial institution (as defined in the Tax Act) that receives (or is deemed to receive), alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 outstanding at the time a dividend is received. This summary also assumes that all issued and outstanding Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 are listed on a prescribed stock exchange in Canada (as defined in the Tax Act) at such times as dividends (including deemed dividends) are paid or received on such shares.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency (the "Agency"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account any changes in law or administrative and assessing policies, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or provincial, territorial or foreign tax considerations. With respect to the proposed amendments to the Tax Act and the regulations, no assurance can be given that the proposed amendments will become law as proposed or at all.

NBC CapS – Series 1

Taxation of the Trust

The Declaration of Trust requires that, in each taxation year of the Trust, the net income, including net realized taxable capital gains, if any, of the Trust as would otherwise be taxable in the Trust will be payable to holders of Trust Securities. Consequently, the Trust will not be liable for income tax under Part I of the Tax Act. Capital or income losses incurred by the Trust cannot be allocated to holders of the Trust Securities but may, subject to certain limitations, be deducted by the Trust from taxable capital gains or net income realized in other years. As a registered investment, the Trust is potentially subject to special taxes under the Tax Act. The Declaration of Trust requires the Trust to restrict its investments to the effect that it is not expected to be subject to any of these special taxes.

The Tax Act provides for a special tax on the designated income of certain trusts which have designated beneficiaries. This special tax will not apply to the Trust.

Taxation of Holders of NBC CapS - Series 1

Distributions

A holder of NBC CapS — Series 1 will be required to include in computing its income for a taxation year all net income, including net realized taxable capital gains, if any, paid or payable to it in that taxation year. All or substantially all of the amounts payable to holders of NBC CapS — Series 1 are expected to be treated as income from a trust, rather than capital gains, for income tax purposes.

Disposition

A holder of NBC CapS — Series 1 who disposes of or is deemed to dispose of NBC CapS — Series 1 will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the NBC CapS — Series 1 to the holder. A disposition or deemed disposition of a holder's NBC CapS — Series 1 will be considered to occur on, among other events: (i) an exchange of the NBC CapS — Series 1 for Bank Preferred Shares Series 17 pursuant to the exercise by a holder of the Holder Exchange Right (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the Bank Preferred Shares Series 17 received on the exchange); (ii) an exchange of the NBC CapS — Series 1 for Bank Preferred Shares Series 18 pursuant to the operation of the Automatic Exchange (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the Bank Preferred Shares Series 18 received on the exchange); (iii) a redemption of the NBC CapS — Series 1 on the Trust Special Event Redemption Right or the Trust Redemption Right (in which event a holder's proceeds of disposition will be equal to the Redemption Price; in cases where the Early Redemption Price is payable, the excess of the Early Redemption Price over the Redemption Price will be allocated to the holder as income); and (iv) a termination of the Trust.

Share Exchange Agreement

The Bank and the Trust have been advised by National Bank Financial Inc. that the value to holders of the rights under the Share Exchange Agreement is nominal and, therefore, the Bank is of the view that no amount should be allocated to such rights. However, this determination is not binding on the Agency.

Bank Preferred Shares Series 17 and 18

Dividends

Dividends (including deemed dividends) received on the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. On May 2, 2006, the Minister of Finance announced a proposal to enhance the gross-up and tax credit available for eligible dividends, including dividends paid by public corporations, paid after 2005 to eligible shareholders. Dividends (including deemed dividends) on the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 received by a corporation to which this part of the summary applies will be included in computing its income and will generally be deductible in computing its taxable income.

The Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 will be taxable preferred shares as defined in the Tax Act. The terms of the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 require the Bank to make an election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18.

A private corporation, as defined in the Tax Act, or any other corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18 to the extent such dividends are deductible in computing its taxable income.

Redemption

If the Bank redeems for cash or otherwise acquires the Bank Preferred Shares Series 17 and the Bank Preferred Shares Series 18, respectively, other than by a purchase in the manner in which these shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank, as applicable, in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Other Dispositions

A holder of Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18 who disposes of or is deemed to dispose of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Bank of the Bank Preferred Shares Series 17 or the Bank Preferred Shares Series 18 will generally not be included in computing a holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such shares. If the shareholder is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Tax Treatment of Capital Gains and Losses

Generally, one-half of a capital gain will be included in computing the holder's income as a taxable capital gain and one-half of a capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6⅔% of such taxable gains. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated June 7, 2006 between the Trust, the Bank and National Bank Financial Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., J.P. Morgan Securities Canada Inc. and Laurentian Bank Securities Inc. (collectively, the "Underwriters"), the Trust has agreed to sell, and the Underwriters have

agreed to purchase, on June 15, 2006, or on such other date not later than July 20, 2006 as may be agreed upon, all but not less than all of the 225,000 NBC CapS — Series 1 at a price of $1,000 per NBC CapS — Series 1, subject to the terms and conditions set forth in the Underwriting Agreement. The Trust has agreed to pay to the Underwriters a fee of $10.00 for each NBC CapS — Series 1 sold. Based on the expected sales of the NBC CapS — Series 1, the aggregate Underwriters' fee will be $2,250,000.

The Underwriting Agreement also provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events.

The Offering is being made concurrently in all provinces of Canada. The NBC CapS — Series 1 have not been and will not be registered under the United States *Securities Act of 1933*, as amended. The Underwriters have agreed not to, directly or indirectly, offer for sale or sell the NBC CapS — Series 1 in the United States or to or for the account or benefit of any U.S. Person within the meaning of applicable U.S. securities laws. The Underwriters are however obligated to take up and pay for all of the NBC CapS — Series 1 if any of the NBC CapS — Series 1 are purchased under the Underwriting Agreement.

National Bank Financial Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of the Bank. Each of the Trust and the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's interest in the Trust and National Bank Financial Inc. The terms of the Offering were negotiated at arm's length between the Bank, the Trust and the Underwriters. National Bank Financial Inc. will not receive any benefit in connection with the Offering other than as described herein. CIBC World Markets Inc., an underwriter in respect of which neither the Trust nor the Bank is a related or connected issuer, has participated in the structuring and pricing of the Offering, and in the due diligence activities performed by the Underwriters for the Offering.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase NBC CapS — Series 1. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may effect the transactions which stabilize or maintain the market price of such securities at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RATINGS

The NBC CapS — Series 1 are provisionally rated "A (low)" with a stable trend by DBRS, "P-2 (High)" Canadian national scale and "BBB+" global scale by S&P and "A3" by Moody's. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

The "A (low)" rating assigned to the NBC CapS — Series 1 is the third highest rating of DBRS's nine rating categories, which range from AAA to C. "P-2" is the second highest of the eight categories used by S&P in its Canadian national preferred share rating scale and a "BBB+" rating by S&P is the fourth highest of the ten rating categories, which range from AAA to D used by S&P in its global scale. The "A3" rating is the third highest of nine categories of rating, which range from Aaa to C, available from Moody's for debt generally. DBRS uses "high" and "low" designations, S&P uses the "High", "Mid" and "Low" designations for its Canadian national preferred share scale and the + or w designations for its global scale, and Moody's uses "1", "2" and "3" modifiers, in each case to indicate the relative standing of the securities being rated within a particular rating category. Prospective purchasers of the NBC CapS — Series 1 should consult the relevant rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The credit ratings assigned to the NBC CapS — Series 1 are not recommendations to purchase, hold or sell the NBC CapS — Series 1. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the NBC CapS — Series 1 may not reflect the potential impact of all risks on the value of the NBC CapS — Series 1. In addition, real or anticipated changes in the credit assigned to the NBC CapS — Series 1 will generally affect the market value of the NBC CapS — Series 1. There can be no assurance that these ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by DBRS or S&P's if in their judgment circumstances so warrant.

USE OF PROCEEDS

The gross proceeds to the Trust from the sale of the NBC CapS — Series 1 will be $225,000,000. The Trust will use the gross proceeds to be received on closing of the Offering to purchase the Bank Deposit Note.

The Bank expects that the proceeds from the sale of the NBC CapS — Series 1 will be included in the Tier 1 Capital of the Bank (assuming the Superintendent approves the inclusion of NBC CapS — Series 1 as Tier 1 Capital of the Bank). See "National Bank of Canada — Capital Adequacy Requirements". The Bank intends to use the proceeds from the sale of the Bank Deposit Note for general corporate purposes.

LEGAL PROCEEDINGS

The Bank and its subsidiaries are engaged in litigation arising in the ordinary course of business. None of this litigation, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of the Bank. The Trust is not engaged in any litigation.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in any NBC CapS — Series 1. Investors should also carefully consider any risks that may be described in other filings the Bank makes with securities or banking regulators including, without limitation, the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005 incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to the Bank may also impair its business operations. If it does not successfully address any of the risks described below or in other filings incorporated by reference, there could be a material adverse effect on its business, financial condition or results of operations. As a result, the Bank cannot assure an investor that it will successfully address these risks.

Risk Factors Specifically Associated with the NBC CapS — Series 1

Automatic Exchange of NBC CapS — Series 1 for Bank Preferred Shares Series 18

The purchase of NBC CapS — Series 1 involves risk with respect to the performance and capital levels of the Bank. If a Loss Absorption Event occurs, the NBC CapS — Series 1 will be automatically exchanged for Bank Preferred Shares Series 18, without the consent of the holders. These shares would then be an investment in the Bank and not in the Trust. As a result, holders of NBC CapS — Series 1 could become shareholders of the Bank at a time when the Bank's financial condition is deteriorating or when the Bank has become insolvent or bankrupt or resolved to wind-up or had been ordered wound-up or liquidated. An investment in the Bank is also subject to certain risks that are distinct from the risks associated with an investment in the Trust, including the general risks inherent in equity investments in depository institutions. In the event of a liquidation of the Bank, the claims of depositors and creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as Bank Preferred Shares Series 17 or Bank Preferred Shares Series 18. If the Bank were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of the Bank, the holders of Bank Preferred Shares Series 18 may receive, if anything, substantially less than the holders of the NBC CapS — Series 1 would have received had the NBC CapS — Series 1 not been exchanged for Bank Preferred Shares Series 18. Potential investors in the NBC CapS — Series 1 should carefully consider the description of the Bank set forth under "National Bank of Canada". See also "Description of the Trust Securities — Trust Capital Securities — Automatic Exchange".

Indicated Yield is Non-Cumulative

The Indicated Yield on the NBC CapS — Series 1 is non-cumulative. The Indicated Yield on the NBC CapS — Series 1 is payable by the Trust on each Regular Distribution Date out of the Net Distributable Funds of the Trust. If the Indicated Yield on the NBC CapS — Series 1 for any Distribution Date is not paid by reason of the occurrence of a Distribution Diversion Event, holders of NBC CapS — Series 1 will not be entitled to receive the Indicated Yield. See "Description of the Trust Securities — Trust Capital Securities — Indicated Yield".

Interest Rate Risk

Prevailing yields on similar securities will affect the market value of the NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18. Assuming all other factors remain unchanged, the market value of the NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 will decline as prevailing yields for similar securities rise.

Perpetual Nature of NBC CapS — Series 1

The NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 have no fixed final maturity date and the holders of NBC CapS — Series 1, Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 have no rights to call for the redemption of such securities.

Restrictions on Ownership of Bank Shares

Under the Bank Act, no person shall have a significant interest in any class of shares of the Bank, unless the person first receives the approval of the Minister of Finance (Canada). See "Bank Act Restrictions". Accordingly, the right of a holder to exchange all or some of the NBC CapS — Series 1 held by it may be restricted. In addition, certain holders of NBC CapS — Series 1 who are to acquire Bank Preferred Shares Series 17 and Bank Preferred Shares Series 18 upon the exercise or operation of the Exchange Provisions may have some or all of such shares disposed of on their behalf pursuant to the procedures referred to under "Description of the Trust Securities – the Trust Capital Securities – Holder Exchange Right" and "Description of the Trust Securities — the Trust Capital Securities — Automatic Exchange".

Liquidity of and Dealings in NBC CapS — Series 1

While the NBC CapS — Series 1 will be eligible for resale in the public market, it is not expected that the NBC CapS — Series 1 will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the NBC CapS — Series 1 may be resold at or above the initial public offering price. The ability of a holder to pledge NBC CapS — Series 1 or otherwise take action with respect to its interest in NBC CapS — Series 1 (other than through a Participant) may be limited due to the lack of a physical certificate. No prediction can be made as to the effect, if any, that future issues of Trust Capital Securities, or the availability of such Trust Capital Securities for future issue, will have on the market price of issued NBC CapS — Series 1 prevailing from time to time. Issues from treasury or sales in the public market by holders of NBC CapS — Series 1 involving substantial numbers or principal amounts of NBC CapS — Series 1 in the public market, or the perception that such issues or sales could occur, could adversely affect prevailing market prices for such NBC CapS — Series 1 and the issuer's ability to raise additional capital in the equity and debt markets.

MATERIAL CONTRACTS

The material contracts to be entered into by the Trust in connection with the Offering are as follows:

1. the Declaration of Trust described under "The Trust";
2. the Administration Agreement described under "The Trust — Administrative Agent";
3. the Share Exchange Agreement described under "Description of the Trust Securities — Trust Capital Securities — Share Exchange Agreement";
4. the Subscription Agreement described under "Summary — Use of Proceeds";
5. the Deposit Note Purchase Agreement described under "The Trust — Business of the Trust";
6. the Credit Facility described under "The Trust — Liquidity"; and
7. the Underwriting Agreement described under "Plan of Distribution".

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times following the Closing Date, the Bank will own all of the Special Trust Securities. See "Capitalization of the Trust".

INTERESTS OF THE BANK AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, the Bank will administer the day-to-day operations of the Trust.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank and will receive a portion of the underwriting fee payable by the Trust on account of services rendered in connection with the Offering. See "Plan of Distribution".

The Bank and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and the Bank that any agreements and transactions between the Trust, on the one hand, and the Bank and its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions. The Trustee is a wholly-owned subsidiary of the Bank.

EXPERTS

Certain legal matters in connection with the Offering will be passed upon by McCarthy Tétrault LLP, on behalf of the Trust and the Bank, and by Osler, Hoskin & Harcourt LLP, on behalf of the Underwriters. The partners, counsel and associates of McCarthy Tétrault LLP and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Trust and the Bank.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

Computershare Trust Company of Canada will act as transfer agent, registrar and exchange trustee for the NBC CapS — Series 1 (the "Exchange Trustee"). The NBC CapS — Series 1 will be issued in book-entry only form through CDS. See "Description of the Trust Securities — Trust Capital Securities — Book-Entry Only Form". Subject to the CDS Procedures, registration and transfer of the NBC CapS — Series 1 may be effected at the principal office of CDS in Toronto, Ontario.

AUDITORS

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, Montréal, Québec are the auditors of the Trust.

PROMOTER

The Bank is the promoter of the Trust by reason of its taking the initiative in creating, structuring and promoting the Trust. The Bank will not receive any benefits, directly or indirectly, from the issuance of the NBC CapS — Series 1 other than as described in this prospectus. See "The Trust — Business of the Trust".

Under the Administration Agreement, the Bank, as Administrative Agent, will provide various services in connection with the Offering and the ongoing operations, maintenance and regulatory compliance of the Trust. The Bank will receive an administration fee under the Administration Agreement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, price revision or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

INDEX OF TERMS

Accumulated Unpaid Indicated Yield 8
Administration Agreement 14
Administrative Action 18
Administrative Agent 14
Agency 29
Automatic Exchange 2

Bank 1
Bank Act 10
Bank Common Shares 7
Bank Deposit Note 1
Bank Deposit Note Interest Payment Date 1
Bank Exchange Preferred Shares 24
Bank Preferred Shares 7
Bank Preferred Shares Series 17 2
Bank Preferred Shares Series 18 2
Bankers' Acceptance Rate 7
Board of Directors 9
Business Day 8

Capital Guidelines 16
CDS 9
CDS Procedures 19
Closing Date 1
Commissions 14
Credit Facility 13
Current Indicated Yield 8

DBRS 7
Declaration of Trust 1
Deferred Income Plan 5
Deposit Note Canada Yield Price 27
Deposit Note Conversion Right 28
Deposit Note Early Redemption Price 27
Deposit Note Purchase Agreement 13
Deposit Note Redemption Price 27
Distribution Date 1
Distribution Diversion Event 7
Distribution Periods 7
Dividend Payment Date 24
Dividend Payment Resumption Month 11
Dividend Reference Period 7
Dividend Restricted Shares 11
Dividend Stopper Undertakings 11
Dividends 7

Early Redemption Price 8
Eligible Investments 13
Exchange Provisions 3
Exchange Trustee 34
Extraordinary Resolution 17

Funding Note 7

Government of Canada Yield 8

Holder Exchange Right 2

Indicated Yield 1
Indicated Yield Deficit 17
Indicated Yield Ratio 17
Ineligible Person 19

Loss Absorption Event 10

Moody's 7

NBC CapS — Series 1 1
NBC CapS — Series 1 Canada Yield Price 8
Net Distributable Funds 7

Offering 1

Participants 11
Prospectus 4

Redemption Date 8
Redemption Price 8
Regular Distribution Date 7
Regulatory Event 18

S&P 7
Series Extraordinary Resolution 17
Share Exchange Agreement 21
Significant Shareholder 19
Special Event 2
Special Trust Securities 1
Subscription Agreement 7
Subscription Right 21
Superintendent 2
Superintendent Approval 2
Surrender Price 9

Tax Act 2
Tax Event 18
Termination Distribution Ratio 20
Trust 1
Trust Assets 13
Trust Capital Securities 1
Trust Redemption Right 8
Trust Securities 1
Trust Special Event Redemption Right 9
Trustee 1
TSX 2

Underwriters 30
Underwriting Agreement 30
Unpaid Indicated Yield 8

Winding-Up Act 10

COMPILATION REPORT

ON PRO FORMA BALANCE SHEET

To the Trustee of NBC Capital Trust

We have read the accompanying unaudited pro forma balance sheet of NBC Capital Trust (the "Trust") as at May 19, 2006 and have performed the following procedures.

1. Compared the figures in the column captioned "As at May 19, 2006" to the audited balance sheet of the Trust as at May 19, 2006, and found them to be in agreement.
2. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma balance sheet comply as to form in all material respects with the requirements of the various Securities Commission and similar authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma balance sheet comply as to form in all material respects with the requirements of the various Securities Commission and similar authorities in Canada.
3. Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
4. Recalculated the application of the pro forma adjustments to the amounts in the column captioned "As at May 19, 2006" and found the amounts in the column captioned "Pro Forma as at May 19, 2006" to be arithmetically correct.

A pro forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed)

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Montréal, Canada
June 8, 2006

NBC CAPITAL TRUST

PRO FORMA BALANCE SHEET

As at May 19, 2006
(Unaudited)
(in thousands of Canadian dollars)

	As at May 19, 2006	Pro Forma Adjustments	Notes	Pro Forma as at May 19, 2006
Assets				
Cash	$ 1	$ 225,000	2(a)	$ -
		999	2(b)	
		2,000	2(c)	
		(3,000)	2(e)	
		(225,000)	2(f)	
Bank Deposit Note	-	225,000	2(f)	225,000
	$ 1	$ 224,999		$ 225,000
Liabilities and Trust Capital				
Loans Payable	$ -	$ 2,000	2(c)	$ 2,000
Trust Capital Securities - Series 1	-	225,000	2(a)	225,000
Special Trust Securities	-	999	2(b)	1,000
		1	2(b)	-
Original Settlement Amount - Trust Capital	1	(1)	2(b)	0
Issue Costs	-	(3,000)	2(e)	(3,000)
	$ 1	$ 224,999		$ 225,000

NBC CAPITAL TRUST

NOTES TO PRO FORMA BALANCE SHEET

May 19, 2006

(unaudited)

(in thousands of Canadian dollars except number of units)

1. BASIS OF PRESENTATION

The pro forma balance sheet is based upon the audited balance sheet of NBC Capital Trust (the "Trust") as at May 19, 2006 adjusted to reflect the issue of Trust Capital Securities-Series 1, the issue of Special Trust Securities to National Bank of Canada (the "Bank"), the payment of estimated issue-related costs of $3,000 and the purchase of the Trust Assets comprised initially of the Bank Deposit Note (each as defined in the accompanying prospectus) from the Bank.

Capitalized terms not defined in these notes have the meanings ascribed to them in the prospectus.

The pro forma balance sheet has been prepared by the Bank, as administrative agent of the Trust, in accordance with Canadian generally accepted accounting principles.

The pro forma balance sheet should be read in conjunction with the audited balance sheet of the Trust as at May 19, 2006.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma balance sheet gives effect to the following transactions and assumptions as if they had occurred on May 19, 2006:

(a) the issue of 225,000 Trust Capital Securities-Series 1 for $1 each for total gross proceeds of $225,000;

(b) the issue of Special Trust Securities to the Bank for total gross proceeds of $999, plus the original settlement amount of $1;

(c) the Trust will borrow funds from the Bank pursuant to an unsecured credit facility extended by the Bank to the Trust (the "Credit Facility");

(d) the Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities and to facilitate the payment by Trust of the expenses of the Offering;

(e) the estimated issue costs of $3,000 including underwriters' fees and expenses relating to the issuance of the Trust Capital Securities-Series 1. Future income tax assets are not recognized due to the uncertainty in generating taxable income in the future;

(f) the purchase of the Bank Deposit Note from the Bank for a purchase price of $225,000.

AUDITORS' REPORT

To the Trustee of NBC Capital Trust

We have audited the balance sheet of NBC Capital Trust (the "Trust") as at May 19, 2006. This financial statement is the responsibility of National Bank of Canada, as administrative agent of the Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the administrative agent, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at May 19, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed)

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Montréal, Canada
June 8, 2006

NBC CAPITAL TRUST

BALANCE SHEET

As at May 19, 2006

Assets	
Cash	$ 1,000
Liabilities and Trust Capital	
Trust Capital	$ 1,000

On behalf of the Administrative Agent of the Trustee:

(Signed) Martin Ouellet Vice-President and Treasurer	*(Signed)* Jean Dagenais Vice-President and Chief Accountant

See accompanying notes

NBC CAPITAL TRUST

NOTES TO BALANCE SHEET

MAY 19, 2006

1. ESTABLISHMENT AND ORGANIZATION

NBC Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by Natcan Trust Company (the "Trustee") pursuant to the Declaration of Trust dated as of May 17, 2006. An amount of $1,000 was settled on the Trust's formation and that amount will be held for the benefit of the beneficiaries. The Trust intends to make investments and to conduct its activities at all times in such a manner as to qualify as a registered investment under the *Income Tax Act* (Canada).

Unless separately defined in these notes, capitalized terms have the same meaning as given to them in the accompanying prospectus dated June 8, 2006 offering Trust Capital Securities – Series 1 to the public (the "Prospectus").

2. TRUST CAPITAL

(a) Authorized Trust Capital

The Trust's authorized capital consists of an unlimited number of Trust Capital Securities issuable in series and an unlimited number of Special Trust Securities issuable in series.

(b) NBC CapS – Series 1

The NBC CapS – Series 1 are non-voting except in limited circumstances.

Holders of NBC CapS – Series 1 will be entitled to receive semi-annually non-cumulative cash distributions of the Trust's income ("Indicated Yield") of (i) $26.645 per NBC CapS – Series 1 on each Distribution Date that is a Regular Distribution Date from December 31, 2006 to and including June 30, 2016, representing an annual yield of 5.329% and (ii) on each Regular Distribution Date following June 30, 2016, an amount equal to the result obtained by multiplying $1000 by one-half of the sum of the applicable Bankers' Acceptance Rate plus 1.50%. The initial Indicated Yield, payable on December 31, 2006, will be $28.835 per NBC CapS – Series 1, assuming a closing date of June 15, 2006. A Distribution Date will be a Regular Distribution Date unless National Bank of Canada (the "Bank") fails to declare dividends as described in the Prospectus. If the Bank fails to declare dividends, the Net Distributable Funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS – Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS – Series 1 are not redeemable at the option of the holder.

On June 30, 2011 and on any Distribution Date thereafter, the Trust may, at its option, redeem the NBC CapS – Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent of Financial Institutions Canada (the "Superintendent"). The NBC CapS – Series 1 may be redeemed for an amount in cash equal to (i) the Early Redemption Price, if the redemption occurs prior to June 30, 2016, or (ii) the Redemption Price, if the redemption occurs on or after June 30, 2016. Redemption Price refers to an amount in cash per NBC CapS – Series 1 equal to $1 000, plus the unpaid distributions to the redemption date. Early Redemption Price refers to an amount per NBC CapS – Series 1 equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of June 30, 2016 plus 0.24%.

In addition, upon the occurrence of certain Regulatory Events or Tax Events as described in the Prospectus, the Trust, at its option, and with prior written notice and prior approval of the Superintendent ("Superintendent Approval"), may redeem all, but not less than all, of the NBC CapS – Series 1, without the consent of the holders. The redemption price is as provided above.

Holders of NBC CapS – Series 1 may surrender at any time, subject to prior written notice, all or part of their NBC CapS – Series 1 to the Trust at a price, for each NBC CapS – Series 1 equal to 40 First Preferred Shares Series 17 of the Bank. The Bank's First Preferred Shares Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with Superintendent Approval, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the Bank Deposit Note. The NBC CapS – Series 1 exchanged for the Bank's First Preferred Shares Series 17 will be cancelled by the Trust.

Each NBC CapS – Series 1 will be exchanged automatically, without the consent of the holder, for 40 First Preferred Shares Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and Bank elects such automatic exchange or the Bank fails to comply with such direction. The Bank's First Preferred Shares Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with Superintendent Approval, on or after June 30, 2011, but not at the option of the holders.

On and after June 30, 2011, the NBC CapS – Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. NBC CapS –Series 1 purchased by the Trust will be cancelled and will not be reissued.

As long as any NBC CapS – Series 1 are outstanding, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to June 30, 2011 or (ii) for any reason on June 30, 2011 or on December 31, 2011 or on the last day of June and December of each year thereafter. The Declaration of Trust will provide that holders of Trust Capital Securities are not entitled to initiate proceedings for the termination of the Trust.

(c) Special Trust Securities

The Bank is the holder of the Special Trust Securities.

The holder of the Special Trust Securities is entitled to vote at all meetings of the holders of Special Trust Securities.

The holder of the Special Trust Securities will be entitled, after the payment of the Indicated Yield to holders of NBC CapS – Series 1, to the balance of the Net Distributable Funds. In the event of a Distribution Diversion Event, the Trust will not pay the Indicated Yield on the NBC CapS – Series 1 but will instead pay the Net Distributable Funds, if any, to the holder of the Special Trust Securities. On a Bank Deposit Note Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Bank Deposit Note will be paid to the Trust, which will then distribute such amount to the holder of the Special Trust Securities to the extent of the Net Distributable Funds.

(d) Additional Bank Covenants

In addition to the Dividend Stopper Undertakings, the Bank will agree for the benefit of the holders of NBC CapS – Series 1, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times by the Bank;

(ii) as long as any NBC CapS – Series 1 are outstanding and held by any person other than the Bank, the Bank will not take any action to cause the termination of the Trust except as set forth in the Prospectus under "Description of the Trust Securities – Trust Capital Securities - Rights on Termination of the Trust" and only with Superintendent Approval; and

(iii) the Bank will not assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of the Bank, as the case may be.

3. RELATED PARTY TRANSACTIONS

The proceeds of $225,000,000 received from the offering of the NBC CapS – Series 1 will be used to purchase a senior deposit note of the Bank (the "Bank Deposit Note"). The Bank's subscription for Special Trust Securities, together with amounts borrowed by the Trust from the Bank under the Credit Facility, will be used to pay the Underwriters' fee and offering expenses.

The Bank Deposit Note will bear interest at a fixed annual rate of 5.329%, payable in equal semi-annual installments in arrears of $26.645 for each $1,000 principal amount of the Bank Deposit Note, on the last day of June and December of each year (each, a "Bank Deposit Note Interest Payment Date"), commencing December 31, 2006 to and including June 30, 2016. Following June 30, 2016, the Bank Deposit Note will bear interest at a fixed annual rate equal to the Bankers' Acceptance Rate in effect during the immediately preceding six-month period plus 1.50%. The initial interest payment payable on December 31, 2006 in respect of the period from the Closing Date to, but excluding December 31, 2006, will be $28.835 for each $1,000 principal amount of the Bank Deposit Note assuming a Closing Date of June 15, 2006.

On and after June 30, 2011 and on any interest payment date thereafter, the Bank Deposit Note may be redeemed at the option of the Bank in whole or in part, without the consent of the Trust, subject to Superintendent Approval. The Bank Deposit Note may be redeemed for an amount in cash equal to (i) the Early Redemption Price, if the redemption occurs prior to June 30, 2016, or (ii) the Redemption Price, if the redemption occurs on or after June 30, 2016. Redemption Price refers to an amount equal to the principal amount redeemed plus any accrued and unpaid interest thereon. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption Date with a maturity of June 30, 2016 plus 0.24% and any accrued and unpaid interest thereon. If the Bank redeems the Bank Deposit Note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS – Series 1.

In addition, upon the occurrence of certain Regulatory Events or Tax Events as described in the Prospectus, the Bank, at its option, and with Superintendent Approval, may redeem in whole, but not in part, the Bank Deposit Note, without the consent of the Trust. The redemption price is as provided above.

Each $1,000 of principal amount of the Bank Deposit Note is convertible at any time into 40 First Preferred Shares Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS – Series 1 exercise their exchange rights.

On and after June 30, 2011, the Bank Deposit Note may be purchased, in whole or in part, subject to the provisions of the Bank Act and Superintendent Approval. Any part of the Bank Deposit Note purchased by the Bank will be cancelled and will not be reissued.

Failure by the Bank to make payment or to satisfy its other obligations under the Bank Deposit Note will not entitle the Trust to accelerate payment of the Bank Deposit Note.

The Trust has engaged National Bank Financial Inc., an indirect wholly-owned subsidiary of the Bank, and other underwriters to offer for sale to the public on a firm underwritten basis 225,000 NBC CapS – Series 1 pursuant to the Prospectus. National Bank Financial Inc. will receive a fee upon the issue of the NBC CapS – Series 1.

Natcan Trust Company is the trustee of the Trust.

The Trustee will enter into an Administrative Agreement with the Bank pursuant to which the Bank will serve as administrative agent of the Trust. Accordingly, the Bank will receive an administration fee, consistent with market terms and conditions, for acting in that capacity.

The Bank will provide to the Trust a non-interest bearing unsecured credit facility at the closing of the Offering.

4. PROPOSED ISSUE

Pursuant to an underwriting agreement dated June 7, 2006, the Trust has agreed to issue 225,000 NBC CapS – Series 1 for gross proceeds of $225,000,000. The Underwriters' fee and other offering expenses payable by the Trust are estimated at $3,000,000.

Immediately following the closing of the Offering, and after the subscription by the Bank for Special Trust Securities, the Trust will acquire from the Bank the Bank Deposit Note for a purchase price equal to $225,000,000.

CERTIFICATE OF THE TRUST

Dated: June 8, 2006

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NBC CAPITAL TRUST
by its Administrative Agent
NATIONAL BANK OF CANADA

By: *(Signed)* JEAN DAGENAIS
Vice-President and Chief Accountant

By: *(Signed)* MARTIN OUELLET
Vice-President and Treasurer

CERTIFICATE OF NATIONAL BANK OF CANADA

Dated: June 8, 2006

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

By: *(Signed)* RÉAL RAYMOND
President and
Chief Executive Officer

By: *(Signed)* PIERRE FITZGIBBON
Senior Vice-President Finance, Technology
and Corporate Affairs (as Chief Financial Officer)

On behalf of the Board of Directors

By: *(Signed)* JEAN DOUVILLE
Director

By: *(Signed)* PAUL GOBEIL
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 8, 2006

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NATIONAL BANK FINANCIAL INC.

By: *(Signed)* Paul St-Michel

CIBC WORLD MARKETS INC.

By: *(Signed)* François Veillet

HSBC SECURITIES (CANADA) INC.

By: *(Signed)* Catherine J. Code

MERRILL LYNCH CANADA INC.

By: *(Signed)* Susan Rimmer

BMO NESBITT BURNS INC.

By: *(Signed)* Pierre-Olivier Perras

RBC CAPITAL MARKETS

By: *(Signed)* Barry Nowoselski

SCOTIA CAPITAL INC.

By: *(Signed)* Éric Michaud

TD SECURITIES INC.

By: *(Signed)* Paul Noreau

J.P. MORGAN SECURITIES CANADA INC.

By: *(Signed)* Kenneth R. Knowles

LAURENTIAN BANK SECURITIES INC.

By: *(Signed)* Christopher Ward

AUDITORS' CONSENT

We have read the prospectus of NBC Capital Trust (the "Trust") dated June 8, 2006, relating to the issue and sale of $225,000,000 of Trust Capital Securities – Series 1 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report dated June 8, 2006 to the Trustee of the Trust on the balance sheet of the Trust as at May 19, 2006.

We also consent to the incorporation by reference in the Prospectus of our report to the shareholders of National Bank of Canada (the "Bank") on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated December 8, 2005.

(signed)

Samson Bélair / Deloitte & Touche s.e.n.c.r.l.

Chartered Accountants
Montréal, Canada
June 8, 2006

EXECUTION COPY

RECEIVED
2006 JUL 10 P 4:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNDERWRITING AGREEMENT

June 7, 2006

NATIONAL BANK OF CANADA
1155 Metcalfe Street, 1st Floor
Montréal, Québec
H3B 5G2

and

NBC CAPITAL TRUST
c/o National Bank of Canada
1155 Metcalfe Street, 1st Floor
Montréal, Québec
H3B 5G2

Dear Sirs:

The undersigned, National Bank Financial Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., J.P. Morgan Securities Canada Inc. and Laurentian Bank Securities Inc. (collectively, the "**Underwriters**" and each individually an "**Underwriter**") understand that:

(a) NBC Capital Trust (the "**Issuer**") proposes to create, authorize, issue and sell $225,000,000 Trust Capital Securities – Series 1 (the "**Securities**") having the attributes substantially as outlined in the Prospectus (as defined below); and

(b) National Bank of Canada (the "**Bank**"), which has structured, established and organized the business of the Issuer, will create and issue certain rights pursuant to which the Securities may be exchanged, substantially on the terms and conditions set forth in the Prospectus, into non-cumulative First Preferred Shares, Series 17 of the Bank ("**Preferred Shares Series 17**") or First Preferred Shares, Series 18 of the Bank ("**Preferred Shares Series 18**"), as the case may be, having substantially the attributes set forth in the Prospectus, will enter into certain covenants relating to the payment of dividends and will sign the certificate page of the Final Prospectus (as defined below) and has agreed to become a party to this Agreement.

The Underwriters further understand that the Issuer has prepared and filed a preliminary prospectus dated May 19, 2006 (in the English and French languages, as appropriate) with respect to the Securities (collectively, including all documents incorporated therein by reference, the "**Preliminary Prospectus**") and all necessary related documents and will, as soon as possible, file the final prospectus dated June 8, 2006 (in the English and French languages, as appropriate) with respect to the Securities (collectively, including all documents incorporated therein by reference, the "**Final Prospectus**", and together with the Preliminary Prospectus, the

"**Prospectuses**" and each a "**Prospectus**") and all necessary related documents in each case in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces of Canada (collectively, "**Qualifying Jurisdictions**") and with the Office of the Superintendent of Financial Institutions ("**OSFI**").

Subject to the due authorization, creation and issue of the Securities and to due compliance with and fulfilment of all the terms and conditions set forth herein, the Underwriters hereby offer to purchase from the Issuer, jointly and not solidarily, and by its acceptance hereof, the Issuer agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all the Securities, for $1,000 per $1,000 principal amount of Securities (the "**Purchase Price**").

In the agreement arising from the acceptance by the Issuer of the offer of the Underwriters contained in this letter (the "**Agreement**"), the following terms have the meanings ascribed thereto.

(a) "**Applicable Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules and regulations thereunder together with applicable published national and local policy statements, notices, blanket orders and rulings of the securities regulatory authorities in such Qualifying Jurisdictions;

(b) "**Declaration of Trust**" means the declaration of trust by Natcan Trust Company dated as of May 17, 2006, establishing the Issuer and the rights, privileges and restrictions attaching to the Securities, as amended, supplemented and restated from time to time;

(c) "**Distribution**" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws, and "**Distribute**" means to make a Distribution;

(d) "**Material Contracts**" means the Administration Agreement, the Credit Facility, the Declaration of Trust, the Deposit Note Purchase Agreement, the Share Exchange Agreement, the Subscription Agreement and this Agreement;

Capitalized terms used herein and not defined herein shall have the meaning given to them in the Prospectus.

In consideration of the agreement on the part of the Underwriters to purchase the Securities and in consideration of the services rendered and to be rendered by the Underwriters (including but not limited to: acting as advisor to the Issuer and the Bank; assisting in the preparation of the Prospectus and the related documentation in order to qualify the Securities for Distribution; distributing the Securities to certain institutional investors and to the public; and performing administrative work in connection with the Distribution of the Securities), the Issuer agrees to pay to National Bank Financial Inc., on behalf of the Underwriters, at the Closing Time the fees specified in Section 11 hereof (the "**Underwriting Fee**").

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Creation and Issue of the Securities

The Issuer will duly and validly authorize, create and issue the Securities. The Securities shall have attributes and characteristics substantially as provided in the Prospectus. At the Closing Time, the Special Trust Securities, the Bank Deposit Note, the Preferred Shares Series 17 and the Preferred Shares Series 18 will be duly and validly created, authorized and issued (in the case of the Special Trust Securities and the Bank Deposit Note) and duly and validly created, authorized and reserved for issuance (in the case of the Preferred Shares Series 17 and Preferred Shares Series 18). The documentation establishing the attributes of the Securities, the Special Trust Securities, the Bank Deposit Note, the Preferred Shares Series 17 and the Preferred Shares Series 18 shall contain appropriate provisions for this purpose and shall otherwise be in such form and on such terms as shall be approved by the Underwriters and their counsel.

Section 2 Qualification of the Securities

(1) The Issuer and the Bank shall use their respective commercial best efforts to fulfil, as soon as possible and to the satisfaction of the Underwriters' counsel, all legal requirements to be fulfilled by the Issuer and the Bank to enable the Securities to be lawfully offered for sale and sold to the public in the Qualifying Jurisdictions through the undersigned or any other investment dealers or brokers registered in the Qualifying Jurisdictions, including without limitation, obtaining a final decision document issued by the Autorité des Marchés Financiers (the "**AMF**"), pursuant to *National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms*, on behalf of the Province of Québec and each of the other Qualifying Jurisdictions (other than any Qualifying Jurisdiction that has opted out of National Policy 43-201), as soon as possible, but in any event not later than 5:00 p.m. (Eastern Time) on June 8, 2006, or such later date and time as may be agreed upon in writing between the Issuer, the Bank and the Underwriters (acting through National Bank Financial Inc.).

(2) The Bank shall fulfil all legal requirements under applicable banking legislation, rules, regulations, instruments, guidelines or policies (collectively, the "**Banking Laws**"), other than the receipt of final approval from OSFI, with respect to the Securities, the Preferred Shares Series 17 and the Preferred Shares Series 18 as soon as possible, and in any event not later than 5:00 p.m. (Eastern Time) on June 8, 2006, or such later date and time as may be agreed upon in writing between the Issuer, the Bank and the Underwriters (acting through National Bank Financial Inc.).

(3) The Issuer and the Bank shall file the Final Prospectus and all necessary related documents required by Applicable Securities Laws in each of the Qualifying Jurisdictions and shall obtain for the Final Prospectus a final decision document, dated on or prior to June 8, 2006 or such later date as the Issuer, the Bank and the Underwriters (acting through National Bank Financial Inc.) may agree.

Section 3 Distribution of the Securities

(1) The Underwriters may offer the Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other

investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by Applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement.

(2) The Underwriters will not Distribute the Securities in any jurisdiction other than the Qualifying Jurisdictions; will only Distribute the Securities in the Qualifying Jurisdictions in accordance with Applicable Securities Laws; and will require each Selling Firm to agree with the Underwriters to Distribute the Securities in accordance with the foregoing.

(3) Notwithstanding the foregoing provisions of this Section 3, an Underwriter will not be liable to the Issuer or the Bank under this Section 3 with respect to a default by another Underwriter under this Section 3 if the former Underwriter is not also in default.

Section 4 Preparation of Prospectus; Due Diligence

Prior to the filing of the Final Prospectus (and in the event of any Prospectus Amendment (as hereinafter defined), prior to the filing thereof), the Issuer and the Bank shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Prospectus and any Prospectus Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in any such documentation.

Section 5 Material Changes

(1) During the Distribution of the Securities, the Issuer and the Bank shall promptly notify National Bank Financial Inc. in writing of (a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Issuer or the Bank and its subsidiaries taken together, (b) any material fact which has arisen or has been discovered and would have been required to have been stated under Applicable Securities Laws in the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of the Final Prospectus, (c) any change in any material fact contained in the Prospectus or any amendment (a "**Prospectus Amendment**") to any of such documents, as they exist immediately prior to such change or discovery of a material fact, which change or material fact is of such a nature as to render the Prospectus or any Prospectus Amendment, as they exist immediately prior to such change or discovery of a material fact, misleading or untrue or result in any of such documents, as they exist immediately prior to such change or discovery of a material fact, containing a misrepresentation (as defined in Applicable Securities Laws) or which would result in any of such documents, as they exist immediately prior to such change or discovery of a material fact, not complying with the laws of any Qualifying Jurisdiction in which the Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of the Securities, (d) any change in applicable laws materially and adversely affecting, or which would reasonably be expected to materially and adversely affect the business of the Issuer or the Bank and its subsidiaries taken together or the Securities or the Distribution thereof under the Final Prospectus; and (e)

any material information in relation to the Issuer, the Bank or the Securities which was undisclosed as of the date of this Agreement.

The Issuer and the Bank shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Applicable Securities Laws as a result of such fact or change; provided that the Issuer and the Bank shall not file any Prospectus Amendment or other document required to be filed under this Section 5 without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. The Issuer and the Bank shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened) which is of such nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5.

(2) The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Securities upon the Underwriters receiving written notification of any change or discovery of a material fact or material information contemplated by this Section 5 and to not recommence the Distribution of the Securities in any Qualifying Jurisdiction until a receipt is issued by such Qualifying Jurisdiction for a Prospectus Amendment disclosing such change.

(3) The Issuer and the Bank shall, to the satisfaction of the Underwriters' counsel, promptly comply with all applicable filing and other requirements under Applicable Securities Laws and under the Banking Laws whether as a result of such change or discovery of a material fact or otherwise. In addition, if during the Distribution of the Securities there is any change in any Applicable Securities Laws or Banking Laws which results in a requirement to file a Prospectus Amendment, the Issuer and the Bank shall to the satisfaction of the Underwriters' counsel make any such filing as soon as possible.

Section 6 Deliveries to the Underwriters

The Issuer and the Bank shall deliver or cause to be delivered to the Underwriters:

(a) On the day following the issuance of a decision document by (or on behalf of) the AMF in respect of a Prospectus (or Prospectus Amendment), copies of such Prospectus (or Prospectus Amendment) in each of the English and French languages as filed with the AMF, including documents incorporated by reference therein filed after the date of the Final Prospectus but before the Closing Time, and in each case duly signed as required by the laws of the Qualifying Jurisdictions;

(b) In such cities as the Underwriters may request, without charge, such numbers of commercial copies of the Prospectuses in the English and French languages as the Underwriters shall reasonably require, and the Issuer and the Bank shall similarly cause to be delivered to the Underwriters commercial copies of any Prospectus Amendment required to be sent to purchasers of the Securities. The Issuer and the Bank agree that such deliveries shall be effected as soon as possible and, in any event, not later than 5:00 p.m. (local time) June 9, 2006 with respect to the Final Prospectus provided that the Underwriters have given the Issuer and the Bank

written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 48 hours prior to the time requested for delivery;

(c) By McCarthy Tétrault LLP, an opinion addressed to the Underwriters, acceptable in all reasonable respects to the Underwriters' counsel dated and delivered on the date of each of the Preliminary Prospectus and Final Prospectus (and any Prospectus Amendment), to the effect that, the French language version thereof (excluding the documents incorporated by reference therein and any financial statements and financial information which are the subject of the opinion of the auditors of the Issuer and the Bank referred to below (the "**Financial Information**") as to which no opinion need to be expressed by counsel), is in all material respects a complete and accurate translation of the English language version thereof;

(d) By a Legal Advisor of the Bank, an opinion addressed to the Underwriters dated and delivered on the date of each of the Prospectuses (and any Prospectus Amendment) to the effect that the English language version of any documents incorporated by reference in the applicable Prospectus (except for Financial Information as to which no opinion need to be express by counsel), is in all material respects a complete and proper translation of the French language version thereof;

(e) By the auditors of the Issuer and the Bank:

(i) opinions addressed to the Underwriters dated and delivered on the date of each of the Prospectuses (and any Prospectus Amendment) to the effect that the French version of the Financial Information is a complete and proper translation of the Financial Information in the English language; and

(ii) comfort letters addressed to the Underwriters dated and delivered on the date of the Final Prospectus (and any Prospectus Amendment) and the Closing Date, respectively, in form and substance satisfactory to the Underwriters, and covering certain financial and accounting information relating to the Issuer and the Bank and its material subsidiaries and affiliates, respectively, contained in the Final Prospectus (and any Prospectus Amendment).

Section 7 Representations and Warranties

(1) The delivery by the Issuer and the Bank to the Underwriters of the documents referred to in Section 6(a) and (b) shall constitute:

(a) the Issuer's and the Bank's representation and warranty to the Underwriters that each such document at the time of its filing complied in all material respects with the requirements of the Applicable Securities Laws pursuant to which it was filed and that all the information and statements (except information or statements contained in or omitted from such document in reliance upon information

provided by the Underwriters, information relating solely to the Underwriters and information and statements which are modified by or superseded by information or statements contained in or incorporated by reference in any Prospectus or Prospectus Amendment, as the case may be) contained in the Prospectus or any Prospectus Amendment are, at the respective dates of delivery thereof, true and correct, and that such documents contain no misrepresentation (as defined under Applicable Securities Laws) and constitute full, true and plain disclosure of all material facts relating to the Issuer and the Bank, its material subsidiaries and affiliates, taken together, and to the Securities as required by Applicable Securities Laws, that no material fact has been omitted therefrom and no other information has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made. Such delivery shall also confirm that the Issuer and the Bank consent to the use by the Selling Firms of the Prospectus and any Prospectus Amendment in connection with the Distribution of the Securities in compliance with the provisions of this Agreement. Each of the Underwriters agrees that it will comply with Applicable Securities Laws in connection with the activities to be carried out by the Underwriters in connection with the Distribution of the Securities.

(b) the Bank's representation and warranty to the Underwriters that, except as has been disclosed: (i) there has been no material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Bank and its subsidiaries taken together, since the Bank's fiscal year ended October 31, 2005; (ii) the accountants who certified the financial statements incorporated by reference in the Final Prospectus, are independent public accountants; (iii) the financial statements included in the Final Prospectus, together with the related notes, present fairly the financial position of the Bank and its consolidated subsidiaries at the dates indicated and the statement of operations or shareholders' equity, and cash flows of the Bank and its consolidated subsidiaries for the periods specified and said financial statements have been prepared in conformity with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods involved; and (iv) the information under the heading "National Bank of Canada - Consolidated Capitalization of the Bank" in the Final Prospectus presents fairly the information shown therein and, with respect to the capitalization table of the Bank, the information has been compiled on a basis consistent with that of the audited financial statements included in the Final Prospectus.

(2) The Issuer and the Bank solidarily represent and warrant to the Underwriters that:

(a) each of the Bank and the Issuer has been duly organized and is validly existing as a chartered bank or a trust, as the case may be, in good standing under the laws of incorporation or establishment, as the case may be, and has full power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement; and each of the Issuer and the Bank is duly qualified to transact

business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to materially adversely affect the business, affairs, operations, assets, liabilities or capital of the Issuer and the Bank and their respective subsidiaries taken together (a "**Material Adverse Effect**");

(b) none of the Issuer, the Bank nor any of their respective subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Issuer, the Bank or any of their subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Issuer, the Bank or any subsidiary thereof is subject, except for such defaults that would not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the other Material Contracts and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Prospectus under the caption "Use of Proceeds") and therein and compliance by the Issuer and the Bank with their respective obligations under this Agreement and the other Material Contracts have been duly authorized by all necessary corporate or other action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge of encumbrance upon any property or assets of the Issuer, the Bank or any subsidiary thereof pursuant to, the Material Contracts or any material indenture, agreement or other instrument to which any of them is a party; such action will not result in any violation of the provisions of the charter or by-laws of the Issuer, the Bank or any subsidiary thereof or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Issuer, the Bank or any subsidiary thereof, or any of their assets, properties or operations (except for, in each case, such violations that would not reasonably be expected to result in a Material Adverse Effect and except for any required banking and securities regulatory approvals that have been obtained or will be obtained prior to the Closing Time). As used herein, a "**Repayment Event**" means any event or condition which gives the holder of any note, debenture or other evidence or indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Issuer, the Bank or any subsidiary thereof;

(c) each of the Issuer, the Bank and their respective subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to do so would not reasonably be

expected to result in a Material Adverse Effect; each of the Issuer, the Bank and their respective subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; and none of the Issuer, the Bank nor any of their respective subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of any unfavourable decision, ruling or finding, would result in a Material Adverse Effect;

(d) the attributes of the Securities, the Special Trust Securities, the Bank Deposit Note, the Preferred Shares Series 17 and the Preferred Shares Series 18 conform, in all material respects, with the description thereof contained in the Final Prospectus or any Prospectus Amendment, as the case may be;

(e) the Issuer is existing as an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust;

(f) the Issuer has all requisite power, authority and capacity to carry out its obligations hereunder and to create, authorize, issue and sell the Securities and the Special Trust Securities and to carry out its obligations under the Material Contracts;

(g) on or before the Closing Time, all actions required to be taken by or on behalf of the Issuer, shall have occurred so as to validly create, authorize, issue and sell the Securities having substantially the attributes contemplated by the Final Prospectus and to duly authorize, execute and deliver the Material Contracts to which it is a party;

(h) on the Closing Date, each of the Material Contracts shall have been duly authorized, executed and delivered by the Issuer, or by the Trustee on behalf of the Issuer, and the Bank, as applicable, and constitutes or will, when executed and delivered by the Issuer, or by the Trustee on behalf of the Issuer, and the Bank, as applicable, constitute a legal, valid and binding obligation of the Issuer or the Bank, as applicable, enforceable in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and except to the extent that rights to indemnity under the Material Contracts may be limited by applicable law;

(i) all of the representations and warranties of the Issuer and the Bank contained in the Material Contracts shall be true and correct in all respects at the Closing Time;

(j) on the Closing Date, the Bank Deposit Note shall be duly authorized, created and sold by the Bank to the Issuer and shall constitute a legal, valid and binding obligation of the Bank enforceable against it in accordance with its terms, except

as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally

(k) on the Closing Date, the Bank Deposit Note will be acquired by the Issuer and that the Issuer will receive good and marketable title thereto free and clear of all encumbrances;

(l) at the Closing Time, the Securities will be duly authorized and created and be duly issued to the Underwriters as contemplated by this Agreement;

(m) on the Closing Date, the Preferred Shares Series 17 and the Preferred Shares Series 18, having the attributes described in the Prospectus, shall have been duly authorized and created and reserved for issuance upon the exchange of the Securities; and the Special Trust Securities will be duly authorized and created and be duly issued to the Bank as contemplated by the Prospectus.

Section 8 Indemnification

(1) The Issuer and the Bank agree, solidarily, to protect and indemnify each of the Underwriters and/or their respective directors, officers, employees and agents (each an "**Indemnified Party**" and, collectively, the "**Indemnified Parties**") from and against all losses (other than losses of profit in connection with the Distribution of the Securities), claims (other than any claim caused by or arising by reason of the breach by any such Underwriter of any of its covenants herein provided for or of Applicable Securities Laws or other laws in connection with the transactions provided for herein), costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively "**Claims**") caused by or arising directly or indirectly by reason of:

(a) any information or statement (except information or a statement relating solely to the Underwriters) contained in any Prospectus or Prospectus Amendment or in any other material or document filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in Applicable Securities Laws) or being or being alleged to be untrue or by reason of any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which it was made;

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, OSFI or other competent authority, based upon any untrue statement or omission or alleged untrue statement or omission or any misrepresentation or any alleged misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) contained in any Prospectus or Prospectus Amendment, or any other material or document filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters), which prevents or restricts the trading in or the Distribution of the Securities or any of them or the preferred shares or common shares of the Bank in any of the

Qualifying Jurisdictions; other than any claim caused by or arising by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with the transactions provided for herein;

(c) the non-compliance or alleged non-compliance by the Issuer or the Bank with any of the Applicable Securities Laws or the Banking Laws, including the Bank's non-compliance with any statutory requirement to make any document available for inspection; or

(d) the material breach by the Issuer or the Bank of any of its representations, warranties or covenants herein provided for.

If any Claim contemplated by this Section 8(1) shall be asserted against the Indemnified Parties, or if any potential Claim contemplated by this Section 8(1) shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify the Issuer and the Bank as soon as possible of the nature of such Claim and the Issuer and the Bank shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably and that no admission of liability or settlement may be made by the Issuer and the Bank or the Indemnified Party without the other parties' prior written consent, such consent not to be unreasonably withheld or delayed.

(2) An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Issuer or the Bank fail to assume the defence of such suit on behalf of the Indemnified Party within ten business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Issuer or the Bank and none of them has elected to assume the defence of such suit; or (iii) the named parties to any such suit include both the Indemnified Party, on the one hand, and the Issuer or the Bank, on the other hand, and the Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Issuer and the Bank, in which case the Issuer and the Bank shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Issuer and the Bank shall not be liable under this Section 8(2) to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Issuer and the Bank hereby constitute the Underwriters as trustees for their respective directors, officers, employees and agents for the covenants of the Issuer and the Bank under this Section 8 with respect to such directors, officers, employees and agents and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(3) The right of indemnity will not enure to the Indemnified Parties if the Issuer has complied with Section 6(a) to (d) and the person asserting any claim contemplated by this Section 8 was not provided with a copy of the Final Prospectus or Prospectus Amendment, which corrects any untrue or misleading statement or misrepresentation

which is the basis of such claim and which was required under Applicable Securities Laws to be delivered by the Underwriters to such person.

Section 9 Contribution

(1) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 8 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by an Indemnified Party or enforceable otherwise than in accordance with its terms, the Issuer and the Bank, on the one hand, and the Underwriters, on the other hand, shall contribute to the aggregate of all losses, claims, expenses, costs, damages and liabilities (other than loss of profits) of the nature contemplated by Section 8 in such proportions so that the Underwriters are responsible for that portion represented by the percentage that their fee bears to the aggregate purchase price of the Securities and the Issuer and the Bank are responsible, solidarily, for the balance; provided that (i) the Underwriters shall in no event be liable to contribute, in the aggregate, any amount in excess of the fee actually received and an Underwriter shall in no event be liable to contribute any amount in excess of that portion of the fee actually received by it and (ii) no person guilty of a fraudulent misrepresentation (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall be entitled to any contribution from any person who is not guilty of such fraudulent misrepresentation. The rights to contribution provided hereunder shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(2) If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Issuer and the Bank notice thereof in writing as soon as reasonably possible, but failure to notify the Issuer and the Bank shall not relieve the Issuer and the Bank of any obligation which they may have to the Underwriters under this Section 9.

(3) With respect to this Section 9, each of the Issuer and the Bank acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their directors, officers, employees and agents.

Section 10 Termination by Underwriters

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on their part, their obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced or any order is issued by federal, provincial or other governmental authority or court pursuant to any statute of Canada or of any province of Canada, or otherwise, or (ii) there is a change of law which, in either case, in the opinion of the Underwriters or any of them, acting reasonably, operates to prevent or restrict the Distribution of or trading in the Securities or the preferred shares or common shares of the Bank in any of the Qualifying Jurisdictions;

(b) if, during the period from the date of this Agreement to the Closing Time, there shall occur any material change or change in a material fact (other than a change or fact related solely to an Underwriter) or should the Underwriters become aware of an undisclosed material fact such as is contemplated in Section 5 which in the Underwriters' opinion, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Securities; or

(c) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect any occurrence, including any substantial escalation thereof, of national or international consequence or any action, government law or regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of the Underwriters, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business or operations or affairs of the Issuer or the Bank and its subsidiaries taken together, and such event would be expected to have a significant adverse effect on the market price or value of the Securities;

by written notice, to the Issuer and the Bank to that effect prior to the Closing Time. If any of the Underwriters terminates its obligations hereunder pursuant to this Section 10, the Issuer's and the Bank's liability hereunder to such Underwriter shall be limited to the Issuer's and the Bank's obligations under Section 8, Section 9 and Section 13 hereof. The rights of termination contained in this Agreement may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Issuer or the Bank in respect of any of the matters contemplated by this Agreement or otherwise. A notice of termination given by an Underwriter hereunder shall not be binding upon any other Underwriter.

Section 11 Closing

(a) The closing of the purchase and sale of the Securities herein provided for shall be completed at 8:00 a.m., Eastern time, on June 15, 2006 or such other date and/or time not later than July 20, 2006 as may be agreed upon in writing (respectively, the "**Closing Time**" and the "**Closing Date**"), at the offices of McCarthy Tétrault LLP, Suite 2500, 1000 de La Gauchetière West, Montréal, Québec at the Closing Time, provided however that in the event of a material change or change in a material fact or discovery of an undisclosed material fact such as is contemplated in Section 5 hereof in respect of which a Prospectus Amendment has been filed with the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions, the Closing Time shall be 8:00 a.m., Eastern time, on the fifth business day following the later of (i) the date on which all applicable filing or other requirements with respect to such material change, change in material fact or disclosure of material fact have been complied with in all of the Qualifying Jurisdictions and any appropriate receipts obtained therefor, and (ii) the date on which the requirements of commercial copies of the Prospectus and any Prospectus Amendment have been delivered as provided in Section 6(b) hereof in respect of such Prospectus Amendment. In no event shall the Closing Time be later than July 20, 2006. In the event that the Closing Time has not occurred on or before July 20, 2006 and the Underwriters and the Issuer and the Bank have not

otherwise agreed, this Agreement shall, subject to the last sentence of Section 10 hereof, terminate.

(b) At the Closing Time, the Issuer shall duly and validly deliver to the Underwriters one certificate in global form representing the Securities against payment by the Underwriters to the Issuer of $225,000,000 in lawful money of Canada, representing the aggregate Purchase Price by wire transfer (to a bank account designated by the Issuer to the Underwriters at least two business days prior to the Closing Time or as otherwise agreed to by the Issuer or the Underwriters) in the City of Montréal, together with a receipt signed by National Bank Financial Inc. for such certificate. The Issuer shall contemporaneously pay to the Underwriters the Underwriting Fee calculated on the basis set forth below, payable by certified cheque, bank draft or wire transfer to National Bank Financial Inc., on behalf of the Underwriters, against the delivery of a receipt therefore signed by National Bank Financial Inc. The "Underwriting Fee" shall be equal to 1.0% of the aggregate issue price of the Securities purchased by the Underwriters hereunder.

(c) The certificate in temporary global form representing the Securities shall be delivered on behalf of the Underwriters to The Canadian Depository for Securities Limited ("**CDS**"), together with a direction to CDS with respect to the crediting of Securities to the accounts of the participants of CDS. The Issuer shall pay all fees and expenses payable to CDS in connection with the preparation, delivery and certifying of the Securities contemplated hereunder.

Section 12 Conditions of Closing

The obligations of the Underwriters under this Agreement are subject to receipt by the Underwriters of, at the Closing Time:

(a) a legal opinion acceptable to the Underwriters from the Bank and the Issuer's counsel, McCarthy Tétrault LLP and from the Underwriters' counsel, Osler, Hoskin & Harcourt LLP, with respect to all such matters as the Underwriters may reasonably request relating to the matters set forth below:

(i) as to the establishment, organization and existence of the Issuer, and as to the adequacy of the power, capacity and authority of the Issuer to create, offer, sell and deliver the Securities and the Special Trust Securities and to enter into and perform its obligations under the Material Contracts;

(ii) as to the incorporation and existence of the Bank and as to the adequacy of the corporate power of the Bank to carry out its obligations under the Material Contracts and to create, issue and sale the Bank Deposit Note, the Preferred Shares Series 17 and the Preferred Shares Series 18;

(iii) that the execution and delivery of the Material Contracts by the Issuer, the fulfilment of the terms thereof and the creation, issue, sale and delivery by the Issuer of the Securities and the Special Trust Securities purchased hereunder do not and will not result in a breach of the Declaration of Trust governing the Issuer or the Banking Laws;

(iv) that the execution and delivery of the Material Contracts by the Bank, the fulfilment of the terms thereof, the creation, issue, sale and delivery by the Bank of the Bank Deposit Note, the creation, issue and delivery of the Preferred Shares Series 17 and the Preferred Shares Series 18 pursuant to the Holder Exchange Right and the Automatic Exchange, respectively, do not and will not result in a breach (whether after notice or lapse of time, or both) of the by-laws of the Bank or the Banking Laws;

(v) that all requisite action has been taken by, or on behalf of, the Issuer to authorize the creation, issue and sale of the Securities and the Special Trust Securities;

(vi) that all requisite corporate action has been taken by, or on behalf of, the Bank to authorize the creation, issue and delivery of the Bank Deposit Note, the creation of the Preferred Shares Series 17 and the Preferred Shares Series 18 and the issue of the Preferred Shares Series 17 and the Preferred Shares Series 18 pursuant to the conversion of the Bank Deposit Note or the Automatic Exchange, as applicable;

(vii) that the Declaration of Trust constitutes a legal, valid and binding obligation of the Trustee enforceable against it in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally;

(viii) that the Bank Deposit Note has been duly issued and delivered by the Bank to the Issuer and constitutes a legal, valid and binding obligation of the Bank enforceable against it in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally;

(ix) that the Material Contracts have been duly authorized, executed and delivered by each of the Issuer and the Bank, to the extent that each is a party thereto, and the Material Contracts constitute legal, valid and binding obligations of the Issuer and/or the Bank, as the case may be, enforceable against each such entity that is a party thereto in accordance with their respective terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally; provided such counsel and the Underwriters' counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Section 9 and Section 10 of this Agreement;

(x) that the statements as to matters of the laws of Canada and the provinces thereof set out in the Final Prospectus under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" are an accurate summary of such laws in all material respects, subject to the limitations and qualifications stated or referred to in the Final Prospectus;

(xi) that Computershare Trust Company of Canada has been duly appointed by the Issuer as the trustee for the holders of the Securities under the Share Exchange Agreement;

(xii) that all documents have been filed and all requisite proceedings have been taken and all approvals, permits, consents and authorizations of appropriate regulatory authorities under the Applicable Securities Laws have been obtained to qualify the Securities for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers duly and properly registered under the Applicable Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration;

(xiii) that no prospectus is required nor are any other documents required to be filed, proceedings taken or approvals, permits, consent or authorizations of regulatory authorities obtained by the Issuer or the Bank (other than those which, at the Closing Time, have been filed or obtained or those which under Applicable Securities Laws are required to be filed within a prescribed period after the Closing Time) under the Applicable Securities Laws to permit:

(1) the issuance by the Issuer to the Bank of the Special Trust Securities;

(2) the issuance by the Bank to the Issuer of the Bank Deposit Note;

(3) the issuance by the Bank of the Preferred Shares Series 17 pursuant to the conversion of the Bank Deposit Note and delivery by the Issuer of the Preferred Shares Series 17 pursuant to the Holder Exchange Right;

(4) the issuance by the Bank of the Preferred Shares Series 18 pursuant to the Automatic Exchange; and

(5) the first trade by the holders of Securities of the Preferred Shares Series 17 and the Preferred Shares Series 18 deliverable pursuant to the Holder Exchange Right and the Automatic Exchange, respectively, and without resale restrictions in each of the Qualifying Jurisdictions through investment dealers or brokers duly and properly registered under the Applicable Securities Laws who have complied with the relevant provisions of such legislation and the terms of such registration, subject to the usual conditions and qualifications including, without limitation, control block restrictions and the filing of resale reports, as applicable;

(xiv) that the Bank was, at the time of the filing of the Prospectuses, and any Prospectus Amendment, eligible to utilize the short form prospectus

system provided for by National Instrument 44-101 of the Canadian Securities Administrators;

(xv) that all requisite corporate action has been taken by, or on behalf of, each of the Issuer and the Bank to approve the contents of and to authorize the certification and filing in each of the Qualifying Jurisdictions of the Preliminary Prospectus and Final Prospectus and, if applicable, any Prospectus Amendment and each such document has been duly certified and filed;

(xvi) that the disclosure in the Final Prospectus under the headings: (i) "Description of the Trust Securities", insofar as it purports to be a summary of the attributes of the Securities and Special Trust Securities; and (ii) "Description of Share Capital of the Bank", insofar as it purports to be a summary of the attributes of the authorized share capital of the Bank; and (iii) "Description of the Bank Deposit Note" insofar as it purports to be a summary of the attributes of the Bank Deposit Note is, accurate in all material respects;

(xvii) that the disclosure in the Final Prospectus under the headings: (i) "Bank Act Restrictions", insofar as it purports to be a summary of the restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all of the Bank's shares; and (ii) "National Bank of Canada – Capital Adequacy Requirements", insofar as it purports to be a summary of the Canadian requirements governing capital adequacy requirements applicable to the Bank is accurate in all material respects;

(xviii) that the share certificates representing the Preferred Shares Series 17 and the Preferred Shares Series 18 comply with the requirements of the Banking Laws;

(xix) that no consent, permit, approval or authorization of any Canadian governmental agency including, without limitation, pursuant to the Banking Laws, is required to enable the Issuer or the Bank to complete any of the transactions contemplated by the Final Prospectus or the Material Contracts other than those that have been obtained;

(xx) as to such matters as the Underwriters' may reasonably request relating to the distribution of the Securities; and

(xxi) dated and delivered on the Closing Date, to the effect that the Issuer and the Bank have complied with all of the laws of the Province of Québec relating to the use of the French language in connection with the documents delivered to purchasers of the Securities in the Province of Québec.

It is understood that the respective counsel of the Issuer and the Bank, and the Underwriters may rely on the opinions of local counsel as to the qualification of the Securities for Distribution in Qualifying Jurisdictions other than Ontario, British

Columbia, Alberta and Québec in the case of counsel to the Issuer and the Bank, and Ontario, Alberta and Québec in the case of counsel to the Underwriters, and as to other matters governed by the law of jurisdictions other than the provinces of Ontario, British Columbia, Alberta and Québec and Ontario, Alberta and Québec, respectively. It is further understood that the Underwriters' counsel may rely on the opinion of the Bank's counsel with respect to matters in Section 12(a), other than items (x), (xii), (xiii) and (xvii). In addition, such counsel may rely, where such reliance is appropriate, upon certificates of public officials and officers of the Issuer, the Bank, National Bank Financial Inc., the Trustee and the Exchange Trustee and on opinions of counsel to the Trustee and the Exchange Trustee;

(b) the comfort letters of the auditors' of the Issuer and the Bank dated the Closing Date referred to in Section 6(e)(ii) above and acceptable in form and substance to the Underwriters, acting reasonably, with such changes as may be necessary from the comfort letters delivered previously as may be necessary to bring the information therein forward to a date which is within two business days of the Closing Time;

(c) a certificate dated as at the Closing Date signed on behalf of the Issuer, by the appropriate officer of the Bank as administrative agent on behalf of the Issuer, and on behalf of the Bank and in each case not in his/her personal capacity, by any two of the Bank's President and Chief Executive Officer, the Senior Vice-President Finance, Technology and Corporate Affairs, the Chairman and Chief Executive Officer, National Bank Financial Group and Chairman, Natcan Investment Management Inc., the Vice-President and Treasurer, the Vice-President and Corporate Secretary, the Senior Manager, Legal Affairs – Capital Markets, the Senior Legal Advisor, Legal Affairs – Capital Markets, or the Legal Advisor, Legal Affairs – Capital Markets or such other officer of the Bank as the Underwriters may agree certifying to the best of their knowledge, after having made reasonable enquiries, that,

(i) since the later of the date of the Final Prospectus and the date of a Prospectus Amendment, if any, (a) there has been no material change (whether actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Issuer or the Bank and its subsidiaries taken together, as the case may be, and (b) no transaction has been entered into by the Issuer or the Bank, as the case may be, which is material to the Issuer or the Bank and its subsidiaries taken together, as the case may be, other than as disclosed in or contemplated by the Final Prospectus or any Prospectus Amendment, as the case may be;

(ii) there are no liabilities affecting the Issuer or the Bank, as the case may be, which are material to the Issuer or the Bank and its subsidiaries taken together, as the case may be, other than those which have been disclosed in the Final Prospectus or in any Prospectus Amendment or incurred in the ordinary course of business;

(iii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of the Issuer, or any securities of the Bank, has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of such signer, are pending or contemplated or threatened;

(iv) the Issuer or the Bank, as the case may be, has duly complied in all material respects with all the terms and conditions of the Material Contracts on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Issuer or the Bank, as the case may be, contained in the Material Contracts are true and correct in all material respects, in each case, as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transaction contemplated hereby.

(d) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Bank addressed to the Underwriters and their counsel, with respect to all resolutions of the board of directors of the Bank relating to the Material Contracts and with respect to such other matters as the Underwriters may reasonably request;

(e) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by the Administrative Agent addressed to the Underwriters and their counsel, with respect to the Declaration of Trust and the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received on or prior to the Closing Time (i) a copy of a certificate of confirmation in relation to the Bank from OSFI, and (b) a copy of a favourable Advance Income Tax Ruling issued by the Canada Revenue Agency with respect to the deductibility of the interest payable by the Bank on the Bank Deposit Note and related matters;

(g) the Underwriters shall have received on or prior to the Closing Time a copy of all submissions, written undertakings and legal opinions given to OSFI in relation to this matter, a copy of the approval of OSFI confirming that the Securities qualify as innovative Tier 1 capital of the Bank under the Principles Governing Inclusion of Innovative Instruments in Tier 1 Capital issued on August 22, 2001 contained in The Interim Appendix to Guideline A-2 – Capital Adequacy Requirements/Minimum Continuing Capital and Surplus Requirements under the Banking Laws, as supplemented by the letter from OSFI to the Canadian Bankers Association regarding Innovative Tier 1 and Other Regulatory Capital Quality Issues issued on September 12, 2005 (which confirmation shall also be for the benefit of the Issuer and the Bank);

(h) the Material Contracts which shall have been executed and delivered by each of the parties thereto in a form satisfactory to the Underwriters, acting reasonably

and the Underwriters shall have received executed copies of the Material Contracts;

(i) satisfactory evidence that the Securities have been assigned a final rating of "A (low)" by Dominion Bond Rating Service Limited, a final rating of "A3" by Moody's Investors Service, Inc., and final ratings of "P-2 (High)" Canadian national scale and "BBB+" global scale by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and that the Bank's ratings are not subject to "credit watch" by any of such agencies;

(j) the Underwriters' counsel shall have been satisfied on or prior to the Closing Time that the Bank Deposit Note has been validly issued to the Issuer; and

(k) the documents described in Section 6(c), Section 6(d) and Section 6(e) above that are to be delivered by or on behalf of the Issuer or the Bank on the Closing Date.

Section 13 Expenses

Whether or not the Distribution of the Securities shall be completed, all expenses, including the costs of preparation, translation and printing of the Prospectus, and any Prospectus Amendment, of or incidental to the creation and issue of the Securities and of or incidental to all other matters in connection with the transaction herein set out, shall be borne by the Issuer, it being understood that (a) the fees and disbursements of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided however, that if the purchase and sale of the Securities is not completed in accordance with the terms hereof solely by reason of default of the Issuer or the Bank, the Issuer and the Bank shall jointly and severally assume and pay the out-of-pocket expenses of the Underwriters and the fees and disbursements of the Underwriters' and the Issuer's counsel. For more certainty, should any GST or other sales tax be applicable to the Underwriters' remuneration, the cost thereof shall be borne by the Issuer.

Section 14 Termination of Distribution

After the Closing Time, the Underwriters shall use their respective best endeavours to terminate, and to cause the other Selling Firms to terminate, Distribution of the Securities as promptly as possible and National Bank Financial Inc. shall give prompt written notice to the Issuer and the Bank when in its opinion, the Underwriters have ceased Distribution of the Securities and of the total proceeds realized from such Distribution in the Qualifying Jurisdictions in which such information is or may be required.

Section 15 Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Issuer, be given by the Bank or National Bank Financial Inc. and addressed to the Issuer at c/o National Bank of Canada, 1155 Metcalfe Street, 1st Floor, Montréal, Québec, H3B 5G2, Attention; Vice-President and Treasurer, and in the case of notice to the Bank, be given by the Issuer or National Bank Financial Inc. and addressed to the Bank at National Bank of Canada, 1155 Metcalfe Street, 1st Floor, Montréal, Québec, H3B 5G2, Attention; Vice-President and Treasurer, in the case of notice to the Underwriters, be addressed to National Bank Financial Inc. at 1155 Metcalfe Street, 5th Floor, Montréal, Québec, H3B 4S9, Attention: Paul St-Michel. Any

such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or by facsimile and shall be deemed to have been received, if given by facsimile, on the day of sending (if such day is a business day or, if not, on the next day following the sending thereof which is a business day) and if given by courier service, on the next business day following the sending thereof.

Section 16 Actions on Behalf of the Underwriters

All steps which must be taken or may be taken by the Underwriters in connection with this Agreement may be taken by National Bank Financial Inc. on behalf of the Underwriters and this is irrevocable authority for the Bank and the Issuer accepting notification of any such steps, except in respect of any matter referred to in Section 8, Section 9, Section 10, Section 17 and Section 19. National Bank Financial Inc. agrees to consult with the Underwriters with respect to all material matters.

Section 17 Waiver, etc.

All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any thereof shall entitle any Underwriter to terminate such Underwriter's obligation to take up and pay for the Securities by written notice to that effect given to the Bank prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any such terms and conditions without prejudice to their rights in respect of any other such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters, without limitation of any other remedies of the Underwriters, any such waiver or extension must be in writing.

Section 18 Survival

The representations, warranties and agreements of the parties herein contained shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Securities.

Section 19 Underwriters' Obligations

(1) Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Securities shall be jointly and not solidarily and the liability of each of the Underwriters to purchase the Securities shall be limited to the following percentages of the aggregate purchase price of the Securities, as set forth herein:

National Bank Financial Inc.	46.0 %
CIBC World Markets Inc.	20.0 %
HSBC Securities (Canada) Inc.	6.0 %
Merrill Lynch Canada Inc.	6.0 %
BMO Nesbitt Burns Inc.	4.5 %
RBC Capital Markets	4.5 %
Scotia Capital Inc.	4.5 %
TD Securities Inc.	4.5 %
J.P. Morgan Securities Canada Inc.	2.0 %

Laurentian Bank Securities Inc.	2.0 %

(2) The Underwriters agree with the Bank and with each other that if any one or more of the Underwriters whose aggregate percentages as stipulated above shall total 15% or less shall fail to purchase all of the aggregate amount of Securities agreed to be purchased by it or them as set forth above (the "**Default Securities**"), and such failure to purchase shall constitute a default by such one or more of them in the performance of its or their obligations hereunder, those Underwriters which are not so in default shall be obligated jointly to take up and pay for the Default Securities either in the proportion that each such non-defaulting Underwriter's percentage as stipulated in this Section 19 bears to the aggregate of the percentage of all non-defaulting Underwriters or in such other proportion as all non-defaulting Underwriters may agree; provided, without exception, that the percentage of the amount of Securities to be purchased by at least one of the non-defaulting Underwriters other than National Bank Financial Inc. shall not be (in the aggregate) less than the percentage of the amount of Securities to be purchased by National Bank Financial Inc. If, however, two or more of the Underwriters whose aggregate percentages as stipulated above shall total more than 15% shall fail to purchase all of the aggregate amount of Securities agreed to be purchased by the Underwriters as set forth above, any non-defaulting Underwriter shall be entitled to terminate its obligation to purchase the Securities agreed to be purchased by it as set forth above. Nothing herein shall obligate the Bank to sell any Securities hereunder unless all of the aggregate amount of Securities agreed to be purchased are purchased by the Underwriters and nothing herein will relieve any of the Underwriters which is in default from liability for its default to the Bank or the other Underwriters.

Section 20 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Securities, whether written or oral are terminated and this Agreement constitutes the entire agreement among the Bank and the Underwriters with respect to the purchase and sale of the Securities.

Section 21 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Québec.

Section 22 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 23 Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, against any of the parties, it shall be deemed not to affect or impair the validity of any other provision hereof, and such void or enforceable provision shall be enforceable against the other parties hereto.

Section 24 Quantity and Gender

Whenever the context of this Agreement requires the masculine gender includes the feminine or neuter and singular number includes the plural and *vice versa.*

Section 25 Currency

All references to dollar amounts in this Agreement are references to Canadian currency.

Section 26 Counterparts

This Agreement may be executed by any one or more of the parties hereto by original or facsimile signature and in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Yours truly,

NATIONAL BANK FINANCIAL INC.

By: *(Signed) Paul St-Michel*
Paul St-Michel

CIBC WORLD MARKETS INC.

By: *(Signed) François Veillet*
François Veillet

HSBC SECURITES (CANADA) INC.

By: *(Signed) Catherine J. Code*
Catherine J. Code

MERRILL LYNCH CANADA INC.

By: *(Signed) Susan Rimmer*
Susan Rimmer

BMO NESBITT BURNS INC.

By: *(Signed) Pierre-Olivier Perras*
Pierre-Olivier Perras

RBC CAPITAL MARKETS

By: *(Signed) Barry Nowoselski*
Barry Nowoselski

SCOTIA CAPITAL INC.

By: *(Signed) Éric Michaud*
Éric Michaud

TD SECURITIES INC.

By: *(Signed) Paul Noreau*
Paul Noreau

J.P. MORGAN SECURITIES CANADA INC.

By: *(Signed) Kenneth R. Knowles*
Kenneth R. Knowles

LAURENTIAN BANK SECURITES INC.

By: *(Signed) Christopher Ward*
Christopher Ward

The foregoing is in accordance with our understanding and is accepted as of the date first written above.

NATIONAL BANK OF CANADA

By: *(Signed) Martin Ouellet*
Martin Ouellet
Vice-President and Treasurer

By: *(Signed) Dominic Paradis*
Dominic Paradis
Senior Legal Advisor, Legal Affairs – Capital Markets

NBC CAPITAL TRUST, by its Administrative Agent NATIONAL BANK OF CANADA

By: *(Signed) Martin Ouellet*
Martin Ouellet
Vice-President and Treasurer

By: *(Signed) Dominic Paradis*
Dominic Paradis
Senior Legal Advisor, Legal Affairs – Capital Markets